

CORPORATE &
INVESTMENT BANKING



05008970

March 24, 2005


SEC MAIL
RECEIVED
MAR 2 8 2005
WASH. D.C.
179
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Societe Generale (File No. 82-3501)

SUPPL

Dear Sirs:

Governor Tipton
Managing Director
Deputy General Counsel
SG Americas

The enclosed documents are being submitted to you in connection with Societe Generale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, 2004 Financial Statements restated under International Financial Reporting Standards (IFRS);
2. 2004 Consolidated Financial Statements under IFRS;
3. Discussion of Transition to IFRS as it relates to Full Year 2004 Results; and
4. Press Release announcing acquisition of Bank of America's Hedge Fund Linked Structured Investments Business.

Thank you.

PROCESSED
JUN 1 5 2005
THOMSON
FINANCIAL

Yours truly,

Enclosures 

Société Générale
1221 Avenue of the Americas
New York NY 10020
tel 212 278 6974
fax 212 278 7439
governor.tipton@sgcib.com



CORPORATE &
INVESTMENT BANKING

Press Release

Paris, New York, 23 February 2005

SG CORPORATE & INVESTMENT BANKING ANNOUNCES THE ACQUISITION OF BANK OF AMERICA'S HEDGE FUND-LINKED STRUCTURED INVESTMENTS BUSINESS

SG Corporate & Investment Banking (SG CIB) today announced that it has signed a purchase agreement with **Bank of America Corporation** and certain affiliates (Bank of America) to acquire Bank of America's Structured Investments business, which provides institutional investors focused on hedge funds with lending and structured product solutions. The agreement includes certain proprietary technology related to the business. In addition, SG CIB has agreed to arrange for the transfer of client financing transactions and related assets, including structured products linked to alternative investment funds of funds.

Subject to customary closing conditions, Bank of America's Structured Investments' sales, marketing and support staff will join SG CIB's Equity Derivatives platform in both New York and London. Bank of America will work closely with SG CIB over the next 90 days to ensure a seamless transition.

The transaction does not include Bank of America's other equity structured products businesses.

One and a half years after the acquisition of **Constellation Financial Management**, this new acquisition further strengthens SG CIB's global franchise in structured products and affirms its profitable growth strategy. Awarded **Best Equity Derivatives House of the Year** by IFR, Risk and The Banker in 2004, SG CIB's equity derivatives group continues to extend its standing as a leading provider of equity derivatives products and solutions to large institutional investors.

"This deal delivers a triple benefit to us," stated Christophe Mianné, Global Head of SG CIB's Equity Derivatives Group. "It diversifies our portfolio of structured alternative investment products, it enlarges our US customer base and it gives us the opportunity to integrate an expert team, which will widen our distribution capability to US institutions. Together we will have a US equity derivatives platform with over 100 front office staff."

Structured Investments was formed at Bank of America in early 2002 to service institutional hedge fund investors. The team is one of the leading providers of structured products to funds of funds investors, and focuses on leverage, principal protection and access for institutional hedge fund investors.

Société Générale
Stéphanie CARSON-PARKER,
Tel 33 1 42 14 95 77
COMM/PRS
Tour Société Générale
92972 Paris - La Défense Cedex
France
Fax 33 1 42 14 28 98
Web : http://www.sgcib.com

Société Anonyme au capital
de 556 441 448,75 EUR

552 120 222 R.C.S. Paris



CORPORATE &
INVESTMENT BANKING

Press Release

"The combination of the Structured Investments business and the alternative asset activities of SG CIB's Lyxor Asset Management subsidiary gives SG CIB a clear leading position among institutions offering structured alternative investment products," said Francois Barthelemy, Head of Equity Derivatives for SG CIB in the Americas.

For additional information, please contact:
Jim Galvin, Media Relations: tel + 212-278-7131; jim.galvin@sgcib.com

Société Générale Group

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:

- **Retail Banking & Financial Services :** Société Générale serves more than 16 million retail customers worldwide.
- **Global Investment Management & Services :** Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,115 billion) and under management (EUR 315 billion, December 2004).
- **Corporate & Investment Banking :** SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially responsible investment indexes.
www.socgen.com

SG Corporate & Investment Banking

SG CIB is the Corporate and Investment Banking arm of the Société Générale Group. Present in over 45 countries across Europe, the Americas and Asia, SG CIB is a reference bank specialising in:

- **Euro capital markets.** A top ten player in debt and equity segments (bonds, securitisations, syndicated loans, equity-linked and equity issues).
- **Derivatives.** Among the world leaders in equity derivatives and in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance.** A worldwide leader in export, project and structured commodity finance.

Combining innovation and quality of execution, SG CIB provides corporates, financial institutions and investors with value-added integrated financial solutions. www.sgcib.com

Société Générale
Stéphanie CARSON-PARKER,
Tel 33 1 42 14 95 77
COMM/PRS
Tour Société Générale
92972 Paris - La Défense Cedex
France
Fax 33 1 42 14 28 98
Web : http://www.sgcib.com

Société Anonyme au capital
de 556 441 448,75 EUR

552 120 222 R.C.S. Paris


GENERALE

2004 CONSOLIDATED FINANCIAL STATEMENTS

UNDER IFRS

CONSOLIDATED IFRS BALANCE SHEET AT DECEMBER 31, 2004, AND CONSOLIDATED OPENING BALANCE AT JANUARY 1, 2004 (NOT INCL. IAS 32/39 AND IFRS 4)

ASSETS

(in millions of euros)	31.12.2004	01.01.2004
Cash, due from central banks	5,206	6,755
Securities portfolio	217,285	193,357
Due from banks	66,117	60,283
Customers loans	208,184	191,929
Lease financing and similar agreements	20,589	17,812
Tax assets	1,374	1,514
Other assets	70,809	56,800
Investments in subsidiaries and affiliates accounted for by the equity method	348	562
Tangible and intangible fixed assets	9,110	8,445
Goodwill	2,333	2,187
Total	**601,355**	**539,644**

LIABILITIES

(in million of euros)	31.12.2004	01.01.2004
Due to central banks	1,505	2,827
Due to banks	92,380	83,620
Customer deposits	213,433	196,090
Securitized debt payables	97,730	82,917
Tax liabilities	2,411	2,499
Other liabilities	109,563	96,295
Underwriting reserves of insurance companies	46,833	41,144
Provisions for general risks and commitments	2,854	2,509
Subordinated debt	11,930	10,945
Preferred shares	2,049	2,120
Total liabilities	**580,688**	**520,966**
SHAREHOLDERS' EQUITY		
Shareholders' equity, Group share		
Common stock	556	548
Equity instruments and associated reserves	2,672	3,061
Retained earnings	12,055	13,134
Net income	3,293	
Sub-total equity, Group share	**18,576**	**16,743**
Minority interests	**2,091**	**1,935**
Total equity	**20,667**	**18,678**
Total	**601,355**	**539,644**

CONSOLIDATED IFRS INCOME STATEMENT (NOT INCL. IAS 32/39 AND NOT INCL. IFRS 4)

(in millions of euros)	31.12.2004	
Net interest income	6,147	(1)
Dividend income	396	
Dividends paid on preferred shares	(144)	
Commissions (revenue)	7,106	
Commissions (expense)	(1,831)	
Net income from financial transactions	4,222	
Net income from other activities	510	(2)
Net banking income	**16,406**	
Personnel expenses	(6,743)	
Other operating expenses	(3,651)	
Amortization and depreciation expenses for intangible and tangible fixed assets	(668)	
Gross operating income	**5,344**	
Cost of risk	(568)	
Operating income	**4,776**	
Net income from companies accounted for by the equity method	40	
Net income on other assets	195	
Impairment losses on goodwill	4	
Earnings before tax	**5,015**	
Income tax	(1,380)	
Consolidated net income	**3,635**	
Minority interests	(342)	
Net income, Group share	**3,293**	
Earnings per share in euros	**8.06**	
Diluted earning per share in euros	**7.99**	

[1] Of which EUR 21,835 million of interest and similar income and EUR (15,688) million of interest and similar expenses.

[2] Of which EUR 14,499 million of income from other activities and EUR (13,989) million of expenses from other activities (especially relating to real estate, insurance activities and leasing).

CHANGE IN EQUITY CAPITAL UNDER IFRS (NOT INCL. IAS 32 &39 AND NOT INCL. IFRS4)

(in millions of euros)	Capital and associated reserves			Consolidated reserves	Net income, Group share	Shareholders' equity, Group share	Shareholders' equity, minority share	Total consolidated shareholders'equity
	Capital	Reserves associated with the capital	Elimination of treasury stock					
IAS shareholders' equity at January 1, 2004	**548**	**4,200**	**(1,139)**	**13,134**		**16,743**	**1,935**	**18,678**
Increase in common stock	8	350				358		358
Elimination of treasury stock			(739)	30		(709)		(709)
2004 payment of dividends				(1,031)		(1,031)	(190)	(1,221)
Sub-total of transfers related to relations with shareholders	**556**	**4,550**	**(1,878)**	**12,133**		**15,361**	**1,745**	**17,106**
2004 Income					3,293	3,293	342	3,635
Sub-total	**556**	**4,550**	**(1,878)**	**12,133**	**3,293**	**18,654**	**2,087**	**20,741**
Effect of acquisitions and disposals on minority interests [1]							(14)	(14)
Translation adjustment and other changes [2]				(78)		(78)	18	(60)
IAS shareholders' equity at December 31, 2004	**556**	**4,550**	**(1,878)**	**12,055**	**3,293**	**18,576**	**2,091**	**20,667**

(1) The impact of consolidation scope changes on minority interests (EUR -14 million) is mainly due to buybacks from non-group shareholders in BRD, SG Côte d'Ivoire and Sogeprom, capital reimbursements to minority shareholders in Gènècal and Sogèbail and the acquisition of new entities (principally the General Bank of Greece).

(2) The "translation adjustment and other changes" line comprises the following items:

(in million of euros)	Group share	Minority share	Total
Change in translation differences during 2004	(114)	17	(97)
Adjustments for share-based payment (a)	41	1	42
Others	(5)		(5)
Total	**(78)**	**18**	**(60)**

(a) The impact on shareholders' equity of restating share-based compensation payments is reconciled with the transition table for 2004 income as follows (in million of euros) :

- 2004 gain/loss on share-based payments under French standards + 8
- IFRS adjustments for 2004 - 50

- 42

TRANSITION TABLE FROM THE CONSOLIDATED BALANCE SHEET AT JANUARY 1, 2004 IN FRENCH STANDARDS TO THE CONSOLIDATED IFRS BALANCE SHEET (NOT INCL. 32/39 AND NOT INCL. IFRS 4)

(in million of euros)	Balance sheet at January 1, 2004, in French standards	Total restatements	Total reclassifications	Balance sheet at January 1, 2004, in IFRS standards
ASSETS				
Cash, due from central banks	6,755			6,755
Securities portfolio * [1]	193,567	51	(261)	193,357
Due from banks [2]	60,282	1		60,283
Customers loans [3]	193,547	33	(1,651)	191,929
Lease financing and similar agreements [4]	17,886	(20)	(54)	17,812
Tax assets [5]		166	1,348	1,514
Other assets [6]	56,548	141	111	56,800
Investments in subsidiaries and affiliates accounted for by the equity method [7]	554	8		562
Tangible and intangible fixed assets [8]	8,098	28	319	8,445
Goodwill [9]	2,150	37		2,187
Total	**539,387**	**445**	**(188)**	**539,644**
LIABILITIES				
Due to central banks	2,827			2,827
Due to banks [10]	83,608	12		83,620
Customer deposits	196,090			196,090
Securitized debt payables	82,917			82,917
Tax liabilities [11]		209	2,290	2,499
Other liabilities [12]	97,727	193	(1,625)	96,295
Underwriting reserves of insurance companies [13]	41,164	(20)		41,144
Provisions for general risks and commitments [14]	2,849	513	(853)	2,509
Subordinated debt	10,945			10,945
Preferred shares	2,120			2,120
General reserve for banking risks [15]	312	(312)		
Total liabilities	**520,559**	**595**	**(188)**	**520,966**
SHAREHOLDERS' EQUITY				
Shareholders' equity, Group share				
Common stock	548			548
Equity instruments and associated reserves	3,061			3,061
Retained earnings and net income	13,268	(134)		13,134
Sub-total equity, Group share [16]	**16,877**	**(134)**		**16,743**
Minority interests [17]	**1,951**	**(16)**		**1,935**
Total equity [18]	**18,828**	**(150)**		**18,678**
Total	**539,387**	**445**	**(188)**	**539,644**

** This line includes Treasury notes, bonds, shares, holdings and securities relating to investments of insurance companies.*

Comments on the restatements as at January 1, 2004 : impact by theme

(in million of euros)	IAS 19 Employees benefit	Tangible fixed assets	Commissions	Provisions booked as a liability	General reserve for banking risks	Deferred tax on Sogecap's capitalization reserve	Lease financing	Change in scope	Others	Total	
ASSETS											
Securities portfolio								51		51	(1)
Due from banks								1		1	(2)
Customer loans			28					4	1	33	(3)
Lease financing and similar agreements			4				(24)			(20)	(4)
Tax assets	119	36	8					3		166	(5)
Other assets	155	(4)	(38)				26	1	1	141	(6)
Investments in subsidiaries and affiliates accounted for by the equity method								8		8	(7)
Tangible and intangibles fixed assets		4						27	(3)	28	(8)
Goodwill								34	3	37	(9)
LIABILITIES											
Due to banks								12		12	(10)
Tax liabilities	2	139	(13)	6		73	1		1	209	(11)
Other liabilities			60					146	(13)	193	(12)
Underwriting reserves of insurance companies								(20)		(20)	(13)
Provisions for general risks and commitments	551			(42)				3	1	513	(14)
General reserve for banking risks					(312)					(312)	(15)
ASSETS - LIABILITIES	(279)	(103)	(45)	36	312	(73)	1	(12)	13	(150)	

(a) The impact of restating tangible fixed assets (EUR -103 million) is mainly due to:
- deferred tax liabilities relating to reassessment reserves for buildings revalued in 1991 and 1992 (EUR -85 million).
- deferred tax liabilities relating to the revaluation of BRD under hyperinflation accounting (EUR -14 million).

The gross values of buildings revalued in 1991 and 1992 and under hyperinflation accounting are retained at their values under French standards.

(b) Changes in consolidation scope are due to the consolidation under IFRS of 36 UCITS held as part of the Group's insurance activities and 4 companies held as part of its private equity operations (see note 2).

Impact of these adjustments on shareholders' equity :

(in million of euros)	Group share (16)	Minority share (17)	Total (18)
IAS 19 employees benefit	(265)	(14)	(279)
Tangible fixed assets	(103)		(103)
Commissions	(37)	(8)	(45)
Provisions booked as a liability	35	1	36
Reversal from the General reserve for banking risks	312		312
Deferred tax on Sogecap's capitalization reserve	(73)		(73)
Other restatments	(3)	5	2
Shareholders' equity	(134)	(16)	(150)

Comments on the reclassifications as at January 1, 2004

(in million of euros)	Investment property of insurance companies	Assets not leased after cancellation	Sectoral and for country risk provisions (a)	Separated assets	Doubtful loans on rental transactions	Reclassification of employees benefit	Reclassification of deferred tax (b)	Reclassification of current income tax (b)	Total	
ASSETS										
Securities portfolio	(265)			4					(261)	(1)
Customer loans			(1,012)		(639)				(1,651)	(3)
Lease financing and similar agreements		(54)							(54)	(4)
Tax assets							914	434	1,348	(5)
Other assets				(4)	639		(90)	(434)	111	(6)
Tangible and intangible fixed assets	265	54							319	(8)
Total			(1,012)				824		(188)	
LIABILITIES										
Tax liabilities							824	1,466	2,290	(11)
Other liabilities						(159)		(1,466)	(1,625)	(12)
Provisions for general risks and commitments			(1,012)			159			(853)	(14)
Total			(1,012)				824		(188)	

The group is not applying IAS 32 and 39 in its 2004 financial statements. However it has nonetheless reclassified some balance sheet items to match the future IFRS 2005 presentation.

(a) Provisions for sector and country risk were transferred from liabilities to assets against a reduction in the Customer loans item (early application of 2005 IFRS presentation).

(b) Under IFRS, deferred tax assets and liabilities are offset within each tax unit.
Deferred tax assets as well as current tax assets were transferred from Other assets to Tax assets.
Deferred tax liabilities, previously booked as a reduction of Other assets are now booked under Tax liabilities.
Current tax liabilities were transferred from Other liabilities to Tax liabilities

TRANSITION TABLE FROM THE CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004 IN FRENCH STANDARDS TO THE CONSOLIDATED IFRS BALANCE SHEET (NOT INCL. 32/39 AND NOT INCL. IFRS 4)

(in million of euros)	Balance sheet at December 31, 2004, in French standards	Total restatements	Total reclassifications	Balance sheet at December 31, 2004, in IFRS standards
ASSETS				
Cash, due from central banks	5,206			5,206
Securities portfolio * [1]	217,493	132	(340)	217,285
Due from banks [2]	66,114	3		66,117
Customers loans [3]	209,839	24	(1,679)	208,184
Lease financing and similar agreements [4]	20,636	(11)	(36)	20,589
Tax assets [5]	-	178	1,196	1,374
Other assets [6]	70,643	128	38	70,809
Investments in subsidiaries and affiliates accounted for by the equity method [7]	343	5		348
Tangible and intangible fixed assets [8]	8,709	21	380	9,110
Goodwill [9]	2,106	227		2,333
Total	**601,089**	**707**	**(441)**	**601,355**
LIABILITIES				
Due to central banks	1,505			1,505
Due to banks [10]	92,361	19		92,380
Customer deposits	213,433			213,433
Securitized debt payables	97,730			97,730
Tax liabilities [11]		208	2,203	2,411
Other liabilities [12]	111,246	175	(1,858)	109,563
Underwriting reserves of insurance companies [13]	46,828	5		46,833
Provisions for general risks and commitments [14]	3,042	598	(786)	2,854
Subordinated debt	11,930			11,930
Preferred shares	2,049			2,049
General reserve for banking risks [15]	284	(284)		
Total	**580,408**	**721**	**(441)**	**580,688**
SHAREHOLDERS' EQUITY				
Shareholders' equity, Group share				
Common stock	556			556
Equity instruments and associated reserves	2,672			2,672
Retained earnings	12,223	(168)		12,055
Net income	3,125	168		3,293
Sub-total equity, Group share [16]	**18,576**			**18,576**
Minority interests [17]	2,105	(14)		2,091
Total equity [18]	**20,681**	**(14)**		**20,667**
Total	**601,089**	**707**	**(441)**	**601,355**

** This line includes Treasury notes, bonds, shares, holdings and securities relating to investments of insurance companies.*

Comments on the restatements as at December 31, 2004 : impact by theme

(in million of euros)	IAS 19 Employees benefit	Tangible fixed assets	Commissions	Provisions booked as a liability	General reserve for banking risks	Deferred tax on Sogecap's capitalization reserve	Lease financing	Change in scope	Goodwill	Others	Total	
ASSETS												
Securities portfolio								132			132	(1)
Due from banks								3			3	(2)
Customer loans			19					4		1	24	(3)
Lease financing and similar agreements			8				(21)			2	(11)	(4)
Tax assets	119	40	15				4	3		(3)	178	(5)
Other assets	154	(5)	(46)				26	1		(2)	128	(6)
Investments in subsidiaries and affiliates accounted for by the equity method								5			5	(7)
Tangible and intangibles fixed assets		8						23	(10)	0	21	(8)
Goodwill								32	198	(3)	227	(9)
LIABILITIES												
Due to banks								19			19	(10)
Tax liabilities	5	134	(12)	5		76	5	1		(6)	208	(11)
Other liabilities	3		64					189		(81)	175	(12)
Underwriting reserves of insurance companies								5			5	(13)
Provisions for general risks and commitments	543			(29)				3		81	598	(14)
General reserve for banking risks					(284)						(284)	(15)
ASSETS - LIABILITIES	(278)	(91)	(56)	24	284	(76)	4	(14)	188	1	(14)	

Impact of these adjustments on shareholders' equity:

(in million of euros)	Group share (16)	Minority share (17)	Total (18)
IAS 19 employees benefit	(264)	(14)	(278)
Tangible fixed assets	(95)	4	(91)
Commissions	(41)	(15)	(56)
Lease financing	3	1	4
Provisions booked as a liability	24		24
Goodwill	186	2	188
Reversal from the General reserve for banking risks	284		284
Tax on Sogecap's capitalization reserve	(76)		(76)
Other restatments	(21)	8	(13)
Shareholders' equity	0	(14)	(14)

The change in the impact of the restatements on the shareholders' equity between January 1, 2004 (EUR - 150 million) and December 31, 2004 (EUR -14 million) amounted to EUR +136 million.

This change is due to (in million of euros) :

- the restatements on the 2004 income statement + 170
- the restatements related to IFRS 2 (payment in shares) + 42
- the cancellation of the change in the reassessment reserves - 15
- the change in the translation adjustments (against the cancellation of the release on the translation adjustment in income statement) - 90
- other restatements - 1

Comments on the reclassifications as at December 31, 2004

(in million of euros)	Investment property of insurance companies	Assets not leased after cancellation	Sectoral and for country risk provisions [a]	Separate assets	Doubtful loans on rental transactions	Reclassification of employees benefit	Reclassification of defered tax [b]	Reclassification of current income tax [b]	Total	
ASSETS										
Securities portfolio	(344)			4					(340)	(1)
Customer loans			(1,004)		(675)				(1,679)	(3)
Lease financing and similar agreements		(36)							(36)	(4)
Tax assets						1	747	448	1,196	(5)
Other assets				(4)	675	7	(192)	(448)	38	(6)
Tangible and intangible fixed assets	344	36							380	(8)
Total			(1,004)			8	555		(441)	
LIABILITIES										
Tax liabilities						5	555	1,643	2,203	(11)
Other liabilities						(215)		(1,843)	(1,858)	(12)
Provisions for general risks and commitments			(1,004)			218			(786)	(14)
Total			(1,004)			8	555		(441)	

The group is not applying IAS 32 and 39 in its 2004 financial statements. However it has nonetheless reclassified some balance sheet items to match the future IFRS 2005 presentation.

(a) Provisions for sector and country risk were transferred from liabilities to assets against a reduction in the Customer loans item (early application of 2005 IFRS presentation).

(b) Under IFRS, deferred tax assets and liabilities were offset within each tax unit.
Deferred tax assets as well as current tax assets were transferred from Other assets to Tax assets.
Deferred tax liabilities, previously booked as a reduction of Other assets are now booked under Tax liabilities.
Current tax liabilities were transferred from Other liabilities to Tax liabilities

TRANSITION TABLE OF THE CONSOLIDATED IFRS INCOME STATEMENT (NOT INCL. IAS 32 & 39 AND NOT INCL. IFRS 4) FROM THE CONSOLIDATED INCOME STATEMENT IN FRENCH RULES IN 2004

(in million of euros)	2004 Earnings according to french standards	Restatements									Total of restatements	Reclassifications [9]	2004 Earnings according to IFRS standards
		Goodwill [1]	Translation adjustments [2]	Share based Payments [3]	General reserve for banking risks [4]	Provisions [5]	Tangible fixed assets [6]	Commissions [7]	Employees benefit [8]	Other restatements			
Net interest revenue	6,161					(14)	(3)	(25)	7	3	(32)	18	6,147
Dividend income	396												396
Dividends paid on preferred shares	(144)												(144)
Commissions (revenue)	7,139							(33)			(33)		7,106
Commissions (expense)	(1,870)							39			39		(1,831)
Net income from financial transactions	4,217									5	5		4,222
Net income from other activities	517							(1)		32	31	(38)	510
Net banking income	**16,416**					**(14)**	**(3)**	**(20)**	**7**	**40**	**10**	**(20)**	**16,406**
Personnel expenses	(6,603)			(56)		1		10	(73)	(22)	(140)		(6,743)
Other operating expenses	(3,702)						(2)	2	60	(9)	51		(3,651)
Amortization and depreciation expenses for intangible and tangible fixed assets	(662)						(5)			(1)	(6)		(668)
Gross operating income	**5,449**			**(56)**		**(13)**	**(10)**	**(8)**	**(6)**	**8**	**(85)**	**(20)**	**5,344**
Cost of risk	(541)					1					1	(28)	(568)
Operating income	**4,908**			**(56)**		**(12)**	**(10)**	**(8)**	**(6)**	**8**	**(84)**	**(48)**	**4,776**
Net income from companies accounted for by the equity method	42									(2)	(2)		40
Net income on other assets	119		90				(13)			(1)	76		195
Impairment losses on goodwill	(186)	190									190		4
Earnings before tax	**4,883**	**190**	**90**	**(56)**		**(12)**	**(23)**	**(8)**	**(6)**	**5**	**180**	**(48)**	**5,015**
Exceptional items	(48)											48	
Income tax	(1,398)			6		1	19	2	2	(12)	18		(1,380)
Allocation for reversal from the general reserve for banking risks	28				(28)						(28)		
Consolidated net income	**3,465**	**190**	**90**	**(50)**	**(28)**	**(11)**	**(4)**	**(6)**	**(4)**	**(7)**	**170**		**3,635**
Minority interests	(340)	(2)		4			(3)	1	1	(3)	(2)		(342)
Net income, Group share	**3,125**	**188**	**90**	**(46)**	**(28)**	**(11)**	**(7)**	**(5)**	**(3)**	**(10)**	**168**		**3,293**
Earnings per share in euros *	**7.65**												**8.06**
Diluted earning per share in euros *	**7.59**												**7.99**

** Earnings per share (EPS) are calculated on the basis of the average number of outstanding shares over the financial year, after deducting treasury stock from shareholders' equity.*
Diluted EPS also takes into account the existence of stock options that have been awarded but not yet exercised

Comments on restatements and adjustments

(1) Impact of cancellation of goodwill amortization booked under French standards : EUR 190 million.

(2) Writebacks to income statement of translation differences prior to January 1st 2004, booked under French standards when consolidated subsidiaries were sold or liquidated, were cancelled under IFRS.

(3) Restatement of share based payments had a EUR 46 million negative impact on Group net income of which EUR - 41 million from application of IFRS 2 and EUR - 5 million from the restatement of a stock option plan.

(4) A EUR 28 million writeback from the General reserve for banking risks under French standards was cancelled under IFRS as the GRBR was transferred to Retained earnings at January 1st 2004.

(5) Discounting to present value of provisions booked as a liability gave rise to a EUR 11 million charge against Group net income.

(6) Application of a component-based approach to Group tangible fixed assets and the cancellation of the writeback from reassessment reserves booked under French standards on the sale of fixed assets, gave rise to a EUR 7 million charge against Goup net income.

(7) The staggering of commissions gave rise to a EUR 5 million reduction in Group net income.

(8) Application of IAS 19 on employees benefit gave rise to a EUR 3 million reduction in Group net income.

(9) Exceptional items booked under French standards were transferred to the appropriate item under IFRS. The change in estimate of income invoiced for maintenance services provided in connection with operating leasing activities (EUR -20 million) is related in net banking income.
The provision booked to cover the fraud affecting Cowen's former private client brokerage division (EUR -28 million) is restated in cost of risk.
Interest incomes and expenses of the leasing activities are restated in net income from other activities.

2004 CONSOLIDATED INCOME STATEMENT

BY BUSINESS LINES

	Retail Banking & Financial Services			Global Investment Management & Services			Corporate & Investment Banking			Corporate Centre			Group		
	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change
Net banking income	**9 675**	9 685	(10)	**2 265**	2 266	(1)	**4 727**	4 697	30	**(261)**	(232)	(29)	**16 406**	16 416	(10)
Operating expenses	**(6 374)**	(6 346)	(28)	**(1 649)**	(1 631)	(18)	**(2 924)**	(2 887)	(37)	**(115)**	(103)	(12)	**(11 062)**	(10 967)	(95)
Gross operating income	3 301	3 339	(38)	616	635	(19)	1 803	1 810	(7)	(376)	(335)	(41)	5 344	5 449	(105)
Net allocation to provisions	**(589)**	(589)	0	**(7)**	(8)	1	**61**	60	1	**(33)**	(4)	(29)	**(568)**	(541)	(27)
Operating income	2 712	2 750	(38)	609	627	(18)	1 864	1 870	(6)	(409)	(339)	(70)	4 776	4 908	(132)
Net income from companies accounted for by the equity method	**5**	5	0	**0**	0	0	**26**	28	(2)	**9**	9	0	**40**	42	(2)
Net income from other assets	**19**	33	(14)	**2**	2	0	**16**	16	0	**158**	68	90	**195**	119	76
Impairment of goodwill	**0**	0	0	**0**	0	0	**0**	0	0	**4**	(186)	190	**4**	(186)	190
Exceptional items	**0**	0	0	**0**	0	0	**0**	0	0	**0**	(48)	48	**0**	(48)	48
General reserve for banking risk	**0**	0	0	**0**	0	0	**0**	0	0	**0**	28	(28)	**0**	28	(28)
Income tax	**(937)**	(955)	18	**(187)**	(193)	6	**(447)**	(449)	2	**191**	199	(8)	**(1 380)**	(1 398)	18
Net income before minority interests	**1 799**	1 833	(34)	**424**	436	(12)	**1 459**	1 465	(6)	**(47)**	(269)	222	**3 635**	3 465	170
Minority interests	**(218)**	(218)	0	**(43)**	(44)	1	**(6)**	(6)	0	**(75)**	(72)	(3)	**(342)**	(340)	(2)
Net income	1 581	1 615	(34)	381	392	(11)	1 453	1 459	(6)	(122)	(341)	219	3 293	3 125	168

NOTE 1 – FIRST TIME ADOPTION OF IFRS [i]

Context

In accordance with European Regulation 1606/2002 of July 19th 2002 on international accounting standards, Société Générale Group will prepare its consolidated financial statements for the year ending December 31st 2005 in accordance with IAS/IFRS international accounting standards in force at December 31st 2005 approved by the European Union. The first set of accounts to be prepared under IAS/IFRS standards will be those for 2005, but comparative 2004 data will also be presented under the same standards, except for IAS 32 and IAS 39 and IFRS 4 which will be applied as from January 1st 2005.

As part of its preparations for the publication of the comparative financial statements for 2005, and according to the recommendation of French market regulator the "Autorité des Marchés Financiers" (AMF) on financial communication during the transition, Société Générale Group has prepared financial information for 2004 on the transition to IAS/IFRS, giving preliminary forecast figures for the impact that transition to IFRS is likely to have on:

- the balance sheet at January 1st 2004: the definitive impact of the transition on shareholders' equity will be applied to this date when the 2005 consolidated accounts are published *(the impact of transition to IAS 32 and IAS 39 and IFRS 4 will be recognized in shareholders' equity as at January 1st 2005)*,

- the financial position at December 31st 2004 and income for financial year 2004.

The financial information for 2004 on the quantitative impact of the transition to IFRS was prepared by applying to 2004 data the same IFRS standards and interpretations that Société Générale intends to use in preparing its comparative consolidated accounts for December 31st 2005. The 2004 financial information in these notes was therefore prepared according to:

- all the IFRS standards and interpretations that will be mandatory for the December 31st 2005 financial statements insofar as they are already known,

- the same options and exemptions as the Group is likely to apply in preparing its first consolidated financial statements under IFRS in 2005.

For these reasons, it is possible that the opening balance sheet presented here may differ from that on which the consolidated accounts for 2005 will be based.

Standards applied

The financial information presented below has been prepared in accordance with the standards and interpretations published by the IASB and approved by the European Union as at the end of February 2005. For the significant accounting principles used in valuing and presenting comparative data for 2004, refer to note 2.

Société Générale Group has decided, as is allowed under IFRS 1, to delay first-time application of IAS 32, IAS 39 and IFRS 4 until January 1st 2005. For the main changes in accounting principles resulting from the application of these three standards, refer to note 3.

Methods of first-time adoption of IFRS at January 1st 2004

International accounting standards were applied for the first time to Société Générale Group's consolidated financial statements at January 1st 2004 in accordance with IFRS 1. Under IFRS 1 the standards are applied retrospectively and the shareholders' equity item on the opening balance sheet for January 1st 2004 includes the impact of the change in accounting principles from the French standards applied until December 31st 2003.

IFRS 1 allows special treatment options for some items on first-time adoption of IFRS. Société Générale Group has opted for the following treatments:

- Business combinations (IFRS 3): Société Générale Group has opted not to restate acquisitions made before January 1st 2004,

as allowed under IFRS 3. As such, goodwill on acquisitions financed by capital increases before January 1st 2000 has not been restated in the opening balance sheet for January 1st 2004, provided that this goodwill was charged against the issue premium, prorata the proportion of the acquisition price covered by the capital increase, in accordance with the French standards.

- Fair value of tangible fixed assets (IAS 16 and IAS 40): Société Générale Group opted to maintain tangible fixed assets at their historical cost. For fixed assets previously revalued in the 1977 or 1978 regulatory restatements and/or affected by the restructuring and transfer of asset components within the Group on December 31st 1991, historical cost is taken to mean their value as restated at those dates.

- Employee benefits (IAS 19): Société Générale Group opted, as allowed under IFRS 1, to book the balance of any unrecognized actuarial gains and losses to shareholders' equity at the transition date.

- Cumulative translation differences (IAS 21): the Group booked to *Retained earnings* differences arising on translation of foreign currency financial statements at January 1st 2004 totaling Euro 1,351 million. This adjustment has no effect on total shareholders' equity in the opening balance sheet at January 1st 2004. Any gains or losses from the future sale of the entities concerned will not include a writeback of translation differences dating from before January 1st 2004 but will include translation differences posted after this date.

- Share-based compensation: for plans settled in shares, the Group opted to apply IFRS 2 to plans opened since November 7th 2002, which had not vested at January 1st 2005. For plans settled in cash, the Group opted to apply IFRS 2 to plans that had not yet been settled at January 1st 2005.

Presentation of comparative data for 2004

As IAS 32 and IAS 39 on financial instruments were not applied in preparing comparative data for 2004, financial instruments will be valued and presented differently in the 2004 and 2005 accounts.

The format of the summary financial statements presenting the comparative data for 2004 has been adjusted to make it structurally comparable with the format for summary financial statements proposed in CNC recommendation 2004 R 03 of October 27th 2004 on IFRS financial statements to be prepared by companies that come under the French Consultative Committee on Financial Regulation and Legislation (French acronym: CCLRF).

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[i] IFRS: the version of international accounting standards adopted by the European Union.

NOTE 2 – MAIN PRINCIPLES GOVERNING VALUATION AND PRESENTATION OF COMPARATIVE DATA IN THE 2004 FINANCIAL STATEMENTS

IFRS 1 on first-time adoption of International Financial Reporting Standards allows application of IAS 32 and 39 on financial instruments and of IFRS 4 on insurance contracts to be deferred and so the Group's consolidated financial statements will only be prepared according to these standards from 2005. Comparative information for 2004 on instruments and transactions covered by these standards therefore continues to be valued and presented in accordance with French accounting standards as described in note 1 of the French consolidated financial statements for 2004.

French accounting standards have for several years been gradually converging towards international standards. As a result, some of the accounting treatments applied to the Group's published consolidated financial statements for 2004 show do not significantly differ from international standards.

The sections below describe the main outstanding differences from French accounting standards described in note 1 of the consolidated accounts for 2004, for all instruments and transactions other than those covered by IAS 32 and 39 and IFRS 4.

Consolidation principles and procedures

The consolidated financial statements were prepared from individual annual financial statements of Société Générale, all significant subsidiaries controlled by Société Générale and all associates. Subsidiaries whose closing date differs from that of the parent by more than three months prepared interim financial statements as at December 31st.

The main differences affecting the scope and methods of consolidation relate to the assessment of control exercised over a subsidiary, consolidation criteria for special purpose entities (SPEs), treatment of entities acquired or set up with the intention of selling all or part of them, and treatment of goodwill.

• Assessment of control (IAS 27 and 28)

Companies over which Société Générale exercises exclusive control are subject to a full consolidation.

Compared with French standards, international accounting standards define exclusive control as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, whether by virtue of:

- direct or indirect ownership of the majority of voting rights in the subsidiary.
- the power to appoint or remove the majority of the members of the subsidiary's governing, management or supervisory bodies, or to cast the majority of the voting rights at meetings of these bodies.
- the power to exercise a dominant influence over the subsidiary through an agreement or provisions in the company's charter or bylaws.

The Group has chosen to maintain a proportionate consolidation of companies over which it exercises a joint control, using the same procedures as those applied under French standards.

Companies over which the Group exercises significant influence are accounted for under the equity method, using the same procedures as those applied under French standards.

When assessing whether a group controls or significantly influences a subsidiary, international accounting standards take a broader view of the voting rights involved, taking into account the effects potential voting rights conferred by instruments that can be exercised or converted at any time, such as call options on outstanding ordinary shares on the market or bonds convertible into new ordinary shares.

• Consolidation of special purpose entities (SIC 12)

Legally independent bodies (special purpose entities) over which the Group exercises effective control are consolidated even where it has no stake in the capital. Exceptions that were previously applied according to French consolidation standards are no more applicable.

The key criteria used to determine whether such control exists differ from those laid down in French regulations and can be summarized as follows:

- The activities of the SPE are being conducted on behalf of the Group so that the Group obtains benefits.
- The Group has the decision-making powers to obtain the majority of the benefits of the SPE's ordinary activities, whether or not this control has been delegated through an "autopilot" mechanism.
- The Group has rights to obtain the majority of the SPE.
- The Group retains the majority of the risks related to the SPE.

• Subsidiaries acquired and held for the sole purpose of sale (IAS 27 and IFRS 5)

Under IFRS, unlike French standards, wholly owned subsidiaries must continue to be consolidated even if the Group has always intended, from the time they were acquired, to sell them. This could have implications for the reporting of subsidiaries related to private equity investments. In the case of subsidiaries considered as non-current assets intended for disposal within twelve months, and for which the Group is already actively seeking a buyer, their total assets and total liabilities are shown on two specific lines of the consolidated balance sheet.

• Consolidation scope

Consolidation scope under IFRS includes 723 entities as at December 31, 2004 :

- 642 fully consolidated companies
- 65 proportionately consolidated companies
- 16 companies accounted for by the equity method.

The differences between the consolidation scopes under French standards and IFRS are due to the following elements:

- Consolidation of 36 mutual funds held for the purpose of insurance activities, over which 24 are fully consolidated and 12 are proportionately consolidated. As an exception, French accounting regulation did not require the consolidation of these entities.
- Consolidation of 4 companies related to private equity investments, over which 2 are fully consolidated and 2 are accounted for by the equity method. These entities were not consolidated under French standards since they were intended for disposal.

• Treatment of acquisitions and goodwill (IFRS 3)

Under French standards, identifiable assets, liabilities and off-balance sheet items in an acquired subsidiary were initially valued for their market value or their likely net realizable value if they were not intended for operational use. If intended for operational use, they were valued at their value in use, calculated as a global figure for all items contributing to intermediation activities.

Under FRS, each identifiable asset, liability and off-balance sheet item must be booked at its fair value at the acquisition date, regardless of its purpose. The analysis and professional appraisals required for this initial valuation must hence forward be carried out within 12 months from the date of acquisition as must any adjustments to the value based on new information.

Any surplus of the purchase price above the acquired share of these net revalued assets is booked on the asset side of the consolidated balance sheet under *Goodwill*. Any deficit is immediately booked to income.

Goodwill is carried on the balance sheet at cost denominated in the subsidiary's reporting currency, and translated into Euro at the official exchange rate as at the closing date.

Goodwill is no longer amortized. But it is tested for impairment whenever there is any indication that its value may have diminished and at least once a year. At the acquisition date each item of goodwill is attributed to one or more cash-generating units expected to derive benefits from the acquisition. Any impairment of goodwill is calculated based on the recoverable value of the relevant cash-generating units. If the recoverable amount of the cash-generating units is less than their carrying amount an irreversible impairment is booked to the consolidated income for the period under the line *Impairment losses on goodwill.*

Accounting policies and valuation methods

• Leases (IAS 17)

Leases are classified as finance leases if they transfer substantially all the risks and rewards incident to ownership of an asset to the lessee. Otherwise they are classified as operating leases.

Finance lease receivables are booked under *Lease financing and similar agreements* and represent the Group's net investment in the lease, calculated as the minimum lease payments to be received from the lessee plus any unguaranteed residual value discounted at the interest rate implicit in the lease.

Interest included in the lease payments is booked under *Net interest* on the P&L such that the lease generates a constant periodic rate of return on the lessor's net investment.

International standards require systematic review of the unguaranteed residual values used to calculate the lessor's gross investment in a finance lease. If these values should fall, a charge is booked to adjust the financial income previously recorded.

Operating lease assets are booked on the balance sheet under *Tangible and intangible fixed assets*. If the lease is on a building it is booked under *Investment Property*. Lease payments are booked on a straight-line basis over the life of the lease under income item *Net Income from other activities*.

• Fixed assets (IAS 16, 36, 38, 40)

Operating and investment fixed assets are booked on the balance sheet at cost. Borrowing costs incurred to fund the acquisition or a lengthy construction period of the fixed assets are included in the acquisition cost, as well as direct attributable costs. Investment subsidies received are deducted from the cost of the relevant assets.

Software designed in-house is booked as an asset on the balance sheet at its direct cost of development, calculated as spending on external supplies and services and personnel costs directly attributable to producing the asset and making it ready for use.

Under IFRS, unlike French standards applied until 2004, any residual value in an asset shall be taken into consideration for depreciation purpose, and the depreciation shall be computed using a component approach:

- As soon as the assets are fit for use as intended by the Group, fixed assets are depreciated over their useful life by straight-line or diminishing balance method where this reflects the expected pattern of economic benefits from the asset. Any residual value of the asset is deducted from its depreciable amount.
- Where one or several components of a fixed asset are used for different purposes or to generate economic benefits over a different time period from the asset considered as a whole, these components are depreciated over their own useful life.

For operating and investment property, the Group applied this approach through a break down of these assets into at least the following components and related depreciation periods:

Infrastructure	Major structures Doors and windows, roofing Façades	50 years 20 years 30 years
Technical installations	Elevators Electrical installations Electricity generators Air conditioning, extractors Technical wiring Security and surveillance installations Plumbing Fire safety equipment	10-30 years
Fixtures and fittings	Finishing off, surroundings	10 years

Depreciation periods for the other categories of fixed assets depend on their useful life, usually estimated in the following ranges:

Plant and equipment	5 years
Transport	4 years
Furniture	10-20 years
Office equipment	5-10 years
IT equipment	3-5 years
Software, developed or acquired	3-5 years
Concessions, patents, licenses, etc.	5-20 years

Fixed assets are tested for impairment whenever there is any indication that their value may have diminished, and at least once a year as far as intangible fixed assets are concerned. The existence of any indication of impairment shall be assessed at each reporting date. These tests are carried out on assets grouped by cash-generating unit. Where an impairment loss is established, it shall be booked on the income under the item *Amortization and depreciation expenses for intangible and tangible fixed assets.* This impairment loss will reduce the depreciable amount of the asset and will also lead to a prospective modification of its depreciation schedule.

Realized capital gains or losses on operating fixed assets are booked under *Net Income from other activities*, while profits on investment assets are booked under *Net Banking Income*.

• Non-current assets held for sale (IFRS 5)

If the Group has begun actively seeking to sell the asset and it is highly likely that the asset will be sold within twelve months, the assets concerned and any liabilities directly associated with them are booked under *Non-current assets held for sale* and *Liabilities associated with non-current assets held for sale* on the balance sheet.

Unrealized capital losses — the difference between the fair value net of disposal costs of non-current assets or groups of assets held for sale and their net book value — are recognized by a provision for impairment booked to income. Note that, once declassified, non-current assets held for sale are no longer depreciated.

• Provisions for general risks and commitments – except for credit risk and employee benefits (IAS 37)

Provisions for general risks and commitments, other than those arising from credit risk or employee benefit schemes, are liabilities whose timing or amount cannot be precisely determined. Provisions A provision shall be recognized when the entity has a present obligation towards a third party that will probably or necessarily lead an outflow of resources to the third-party without compensation for at least an equivalent amount being expected from this third party.

Unlike under French standards, the expected outflows are discounted to present value to determine the amount of the provision, where this discounting has a significant impact. The provision allowances and reversals are booked to income for the relevant future expense.

These provisions include provisions for sundry and legal risks, as well as restructuring charges.

• Fund for general banking risks (IAS 30 and 37)

International standards do not allow the recording through income of a general reserve for banking risks.

The general reserve for banking risks that appeared among liabilities in the Group's consolidated balance sheet at 31 December 2003 was transferred to shareholders' equity in the opening balance sheet under IFRS for 2004.

• Transaction denominated in foreign currency (IAS 21)

At the closing date, monetary assets and liabilities denominated in foreign currencies are converted into the entity's accounting currency at the prevailing spot exchange rate. Realized or unrealized forex losses or gains are booked to income.

International standards specify a particular treatment for non-monetary assets denominated in foreign currencies, including shares and other variable income securities that are not part of the trading portfolio. Their value is translated into the entity's accounting currency at the exchange rate applying when they were acquired. Translation losses or gains on these assets are only booked to income when the assets are sold or impaired.

However, provided non-monetary assets are funded by a liability that is denominated in the same currency, they are converted at the spot rate prevailing at the balance sheet date.

• **Employee benefits (IAS 19)**

Group companies, in France and abroad, may grant their employees:

- post-employment benefits, such as pension plans or retirement payments.
- Long-term benefits such as deferred bonuses, long service awards or the Compte Epargne Temps (CET) flexible working provisions.
- termination benefits.

Some of Société Générale's retired workers enjoy other post-employment benefits such as medical insurance.

Post-employment benefits

Pension plans may be defined contribution or defined benefit.

Under IAS 19, valuation method and accounting treatment are more precisely defined than under French Standards, leading to an increase in the scope of defined benefit obligations to be considered.

Defined contribution plans limit the company's liability to the subscriptions paid into the plan but do not commit the company to a specific level of future benefits. Contributions paid are booked as an expense for the year in question.

Defined benefit plans commit the company, either formally or constructively, to pay a certain amount or level of future benefits, and the company therefore bears the medium- or long-term risk.

Provisions are booked on the liability of the balance sheet under *Provisions for general risks and commitments* to cover the whole of these retirement obligations. The obligations are revalued regularly by independent actuaries using the projected unit credit method. This valuation technique incorporates assumptions about demographics, early retirement, salary rises and discount and inflation rates.

When these plans are financed from external funds classed as plan assets, the fair value of these funds is subtracted from the provision to cover the obligations.

Differences arising from changes in the calculation assumptions (early retirements, discount rates, etc.) or arising from differences between actuarial assumptions and real performance (return on plan assets) are booked as actuarial gains or losses. They are amortized in the income according to the "corridor" method: i.e. over the expected average remaining working lives of the employees participating in the plan, as soon as they exceed the greater of:

- 10 % of the present value of the defined benefit obligation (before deducting plan assets),
- 10% of the fair value of the assets at the end of the previous financial year.

Where a new or amended plan comes into force the cost of past services is spread over the remaining period until vesting.

An annual charge is booked under *Personnel expenses* for defined benefit plans, consisting of:

- Additional entitlements vested by each employee (current service cost)
- The financial expense resulting from discount rate
- Expected return on plan assets (gross return).
- Amortization of actuarial gains and losses and past service cost.
- Settlement or curtailment of plans.

Long-term benefits

These are benefits paid to employees more than 12 months after the end of the period in which the employees render the related service. Long-term benefits are measured in the same way as post-employment benefits, except for the treatment of actuarial gains and losses and past service costs which are booked immediately to income.

• **Share based payment transactions in Société Générale or other Group entity shares (IFRS 2)**

Share-based payments include:

- Payments in equity instruments of the entity,
- Cash payments whose amount depends on the performance of equity financial instruments.

Unlike under French standards, share-based payments give rise to a personnel expense under IFRS as follows.

Option plans

The Group awards some of its employees stock purchase or subscription options.

The options are measured at their fair value when the employees are first notified, without waiting for the conditions that trigger the award to be met, nor for the beneficiaries to exercise their options.

Group stock-option plans are measured using a binomial formula when the Group has adequate statistics to take into account the option beneficiaries' behaviours. When such data are not available, a Black-Scholes-Merton formula is used. Valuations are performed by independent actuaries.

For equity-settled share-based payments, the fair value of these options, measured at the grant date, is spread over vesting period and booked to the *Issue premium* item of shareholders equity. At each accounting date, the number of options expected to be exercised is revised and the overall cost of the plan as originally determined is adjusted. Expenses booked since the start of the plan are then adjusted correspondingly.

For cash-settled share-based payments, the fair value of the options is booked as an expense over vesting period of the options against a corresponding entry under payables on the balance sheet. This payables item is then remeasured at fair value until settled.

Global Employee Share Ownership plan

Every year the Group holds a capital increase reserved to current and former employees. New shares are offered at a discount with an obligatory five-year holding period.

The resultant benefit to the employees is booked by the Group as an expense for the year. The benefit is calculated as the difference between the fair value of each share acquired, taking account of the obligatory holding period and the acquisition price paid by the employee, multiplied by the number of shares subscribed.

• **Net fees for services (IAS 18)**

Fee income and expense for services provided and received are recognized in different ways depending on the type of service.

Fees for continuous services, such as payment services, custody fees, or telephony subscriptions are booked to income over the lifetime of the service. Fees for one-off services, such as fund movements, finder's fees received, arbitrage fees, or penalties following payment incidents are booked to income when the service is provided.

In syndication operations, underwriting fees and participation fees proportional to the share of the issue placed are booked to income at the end of the syndication period on condition that the effective interest rate for the share of the issue retained on the Group's balance sheet is comparable to that applying to the other members of the syndicate. Arrangement fees are booked to income when the placement is legally complete.

• **Income tax (IAS 12)**

IFRS treatments for deferred tax differ from French standards on the following points:

- International standards do not allow deferred tax assets and liabilities to be discounted to present value. French rules allowed this where it was possible to define a precise schedule for reversal.

- All differences between the accounting value of each asset and liability recorded in the balance sheet and their tax value shall lead to a deferred tax provided these differences will affect future tax payments.

- Deferred tax shall be measured using the tax rates that have been enacted or substantively enacted by the balance sheet date as to be applied when the timing difference will be reversed.

NOTE 3 – ACCOUNTING PRINCIPLES APPLICABLE IN 2005

The accounting principles that would be applied in 2005 include those described in the Note 2 and the provisions applicable to financial instruments and transactions which are under the scope of IAS 32 and 39 on financial instruments and IFRS 4 on insurance contracts as they are described in the present Note.

As mentioned in Note 2, for comparative figures of 2004, the financial instruments and transactions which are under the scope of IAS 32 and 39 and IFRS 4 have been accounted for according to the French accounting principles applied by the Group in compliance with the provisions of Regulation 99-07 and 2000-04 of the French Accounting Regulation Committee (Comité de la réglementation Comptable), as detailed in the Note 1 to the 2004 consolidated financial statements.

For these instruments and transactions, these accounting principles are, in certain aspects, different from those which will be used to prepare the 2005 and following consolidated financial statements in application of IAS 32 and 39 and IFRS 4 in the form endorsed by the European Community. The main differences are the following:

- **Financial instruments (IAS 32 and 39)**

Classification and valuation of securities portfolio

Group securities portfolio accounting classification is modified by IAS 39. The securities, previously recorded as trading securities, short-term investment securities and long-term investment securities and as shares intended for portfolio activities, investments in non-consolidated subsidiaries and affiliates, and other long-term equity investments will be classified in the four following categories:

- Financial asset at fair value through income statement. These are financial assets held for trading purposes, they will be measured at fair value and this fair value revaluation will be recorded in the income statement of the period.
- Held to maturity investments. These are non-derivative financial assets with fixed and determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity. Contrary of French accounting standards, held to maturity investments can not been hedged with respect to interest rate risk. They are measured at amortized cost, taking into consideration premiums and discounts, and transaction costs.
- Available for sale financial assets are non-derivative financial assets held for a non-determinable period and that the Group could sell at any time. These are financial assets that could not be classified in the two previous categories. These financial assets will be measured at fair value through shareholders' equity, accrual revenues being recorded in profit and loss and fair value being recorded in a specific line in the shareholders' equity. This is only when a sale or an impairment losses occurred that the cumulative gain or losses previously recorded in equity shall be recognized in profit or loss. Impairment losses on equity instruments are not reversible.
- To the held for trading assets category will be added the financial assets designated by the Group at fair value through profit and loss in compliance with the fair value option. The use of the fair value option has been limited to financial assets when IAS 39 has been endorsed by the European Community. This limitation will be reconsidered through 'the amending process of IAS 39 which has still been opened by IASB to specify the conditions required for applying this option for the valuation of financial assets and liabilities.

Loans and receivables

Unlike French standards, loans and receivables are initially measured at their fair value plus transaction costs. They are subsequently measured at amortised cost using the effective interest rate which takes into consideration all contractual cash-flows.

Derivatives and hedging

According to IAS 39, all derivatives shall be recognized at fair value in the balance sheet. These financial instruments will be considered as trading instruments subsequently measured at fair value through income statement except for those instruments designated as hedging instruments which comply with the documentation requirements on the hedge effectiveness assessed on a prospective and retrospective basis between the hedging derivatives and the hedged items.

Derivatives designated as hedging instrument in a fair value hedge will be measured at fair value through the income statement as the hedged items which will be also measured at fair value through income statement on the basis of the hedged risk.

Gain or losses on derivatives designated as hedging instrument in a cash flow hedge will be recognized directly in equity on a specific line and the eventual ineffective portion of the gain or loss on the hedging instrument will be recognized in the income statement.

European regulation n° 2086/2004 has endorsed IAS 39 with the carve-out of some requirements in order to facilitate:

- The use of fair value hedge accounting for macro-hedging derivatives contracted by the Asset & Liability Management in order to hedge the Group fixed rate gaps from interest rate fluctuations (including customer demand deposits)
- The effectiveness test required by the standard

Accordingly, Société Générale has decided to prepare its consolidated financial statements in accordance with this carve-out version of IAS 39.

Embedded derivatives

An embedded derivative is a component of a hybrid instrument. Under IFRS, unlike French standards, provided this hybrid instrument is not measured at fair value through income statement, the embedded derivative must be separated from its host contract if its economic characteristics and risks are not closely related to the economic characteristics and risks of the host contract, and if it meets the definition of a derivative.

Fair value

When a financial instrument is quoted in an active market, the market price is considered as the best estimate of the fair value to be used for its valuation. For lack of active market, the fair value shall be established by using valuation models and techniques incorporating observable market parameters. If the observability of such items is not documented, the income, previously recorded up front under French standards at the date of issuance of some financial instruments, will be deferred.

Société Générale has chosen to apply these provisions to the only transactions originated after October 25, 2002.

Allowances for credit risk

Criteria to be used under IFRS to assess whether there is objective evidence that a financial asset is impaired are similar to those applied under French regulation to consider a receivable as to be doubtful.

But the amount of the allowance shall be now determined on the basis of the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. Allowance expense and recoveries are recorded in P&L under Cost of risks. The progressive reversal of the discount is recorded in the P&L as remuneration of impaired assets under *Interest income*.

Furthermore, when the evidence of impairment is collectively assessed on a group of financial assets with similar credit risk characteristics, the incurred credit risk is recorded through a collective allowance pending the identification of impairment losses on individual assets. Part of provisions for country risks, as documented in the accounts under French standards, will be reviewed in the light of IFRS.

Commitments related to mortgage savings accounts (« épargne-logement »)

When the specific commitments linked to these regulated French savings instruments are assessed as to generate future adverse consequences, a related allowance is booked in the liability side of the balance sheet. For the need of this assessment, savings accounts

with similar terms and conditions are grouped and then collectively provisioned. There was no allowance previously recorded under French standards.

Distinction between liabilities and equity

Issued financial instruments shall be considered as financial liabilities or equity instruments pending on the existence of a contractual obligation of the issuer to deliver cash to the holder of the instruments.

According to the terms of IAS 32 used to analyse the substance of these instruments, undated subordinated securities issued by the Group would be considered as debts. But preferred shares issued by the Group would be considered as equity instruments and the remuneration paid to the holders will be accounted for as distributions.

Treasury shares

Société Générale shares acquired by the Group will be deducted from consolidated shareholders' equity, whatever may be the purpose of their holding. The related gain or loss will be removed from the consolidated P&L. Under French standards, treasury shares hold for trading purposes or bought with the view to allocate them to employees were kept among assets in the consolidated balance sheet.

- **Insurance contracts (IFRS 4)**

Classification and valuation of the contracts

Provisions of IAS 39 applicable to financial instruments, as described here before, will be applied for the valuation of contracts that will not be considered as insurance contracts under IFRS 4.

Technical reserves

Existing French regulations on the valuation of technical reserves are maintained. The Provision for Deferred Profit-Sharing will be adjusted according to the policyholders' rights or contribution over losses or gains recognised on the revaluation of financial assets at fair value. Furthermore, a test will be performed to assess whether the amount of technical reserves is adequate according to IFRS 4 (Liability adequacy test).

NOTE IAS 4

EMPLOYEE BENEFITS

(in million EUR at 31 décember)

A. Defined Contribution Plans

Defined contribution plans limit the Group's liability to the contributions paid to the plan but do not commit the Group to a specific level of future benefits.

Main defined contribution plans provided to employees of the Group are located in France. They include State pension plans and other national retirement plans such as ARRCO and AGIRC.

B. Post-employment benefit plans (defined benefit Plans) and other long term benefits

B1. Reconciliation of assets and liabilities recorded in the balance sheet

		2004			
		Post employment benefits		Other long term benefits	Total
		Pension plans	Others		
Reminder of gross liabilities		2 026	153	338	**2 517**
Reminder of assets		(1 537)	0	(47)	**(1 584)**
Deficit in the plan		**489**	**153**	**291**	**933**
(Net balance)					
Breakdown of the deficit in the plan					
Present value of defined benefit obligations		1 854	0	72	**1 926**
Fair value of plan assets		(1 757)	0	(47)	**(1 804)**
Actuarial deficit (net balance)	A	97	0	25	**122**
Present value of unfunded obligations	B	242	156	266	**664**
Other items recognized in balance sheet	C				
Unrecognized items					
Unrecognized Past Service Cost		40	0	0	**40**
Unrecognized Net Actuarial (Gain)/Loss		30	3	0	**33**
Separate assets		(5)	0	0	**(5)**
Plan assets impacted by change in Asset Ceiling		(215)	-	-	**(215)**
Total unrecognized items	D	(149)	3	-	**(146)**
Deficit in the plan (Net balance)	A+B+C-D	489	153	291	**933**

1. For pensions and other post-employment plans, actuarial gains and losses , which exceed 10% of the greater of the defined benefit obligations or funding assets, are amortized on the estimated average remaining working life of the employees participating in the plan in accordance with option of IAS 19. Regarding the 2004 opening balance sheet , all actuarial gains and losses have been recorded directly in the shareholder's equity in accordance with IFRS1 option .

2. Pension plans include pension benefit as annuities and end of career payments. Pension benefit annuities are paid additionally to pensions state plans. The Group grants 84 pension plans located in 31 countries. 10 pension plans located in France, the UK, Germany, the US and Switzerland represents 86% of gross liabilities of these pension plans.

Other post employment benefit plans are healthcare plans. These 10 plans are located in 7 countries amoung which France represents 90% of gross liabilities .

Other long-term employee benefits include deferred bonuses, flexible working provisions (French acronym : compte épargne temps) and long-service awards. 84 benefits are located in 24 countries. 60% of gross liabilities of these benefits are located in France.

3. The present values of defined benefit obligations have been valued by independant qualified actuaries.

4. Information regarding plan assets
The break down of the fair value of plan assets is as follows: 43% bonds, 42% equities, 9% monetary instruments and 6% others.
For pension plans with a fair value of plan assets in excess of defined benefit obligations, the aggregate of plan assets is 245 MEUR, including 216MEUR unrecognized.
Separate assets (3 defined benefit plans) are insurance contracts with related party companies covering post employment benefits.

B2. Amounts recognized in the income statement

	2004			
	Post employment benefits		Other long term benefits	Total
	Pension plans	Others		
Current Service Cost including Social Charges	51	3	77	131
Employee contributions	(2)	0	0	(2)
Interest Cost	94	7	6	107
Expected Return on Plan Assets	(80)	0	(3)	(83)
Expected Return on Separate Assets	(0)	0	0	0
Amortisation of Past Service Cost	3	0	0	3
Settlement, Curtailment	0	0	0	(0)
Transfers from non recognized assets	0	0	0	0
Amortisation of Losses (Gains)	0	0	4	4
Total Charges	66	10	84	160

The actual return on plan and separate assets were, in millions of euros

N

Plan Assets	112	0	4	116
Separate Assets	0	0	0	0

B3. Movements in the present value of defined benefit obligations included in the balance sheet

	2004			
	Post employment benefits		Other long term benefits	Total
	Pension plans	Others		
At 1 January	456	151	236	843
Foreign Exchange adjustment	(3)	-	(4)	(7)
Amounts recognized in the income statement	65	10	85	160
Employer Contributions to plan assets	(40)	-	(4)	(44)
Unfunded Benefit payments	(18)	(8)	(22)	(48)
Acquisition of subsidiaries	29	-	-	29
Transfers and others	-	-	-	-
At 31 december	489	153	291	933

B4.Main Assumptions

	2004
Discount rate	
Europe	2,25% - 5,43%
Americas	2,55% - 6,07%
Asia-Océania	0,78% - 5,40%
Expected return on plan assets (separate and plan assets)	
Europe	2,84% - 7,40%
Americas	6,50% - 6,50%
Asia-Océania	1,25% - 1,25%
Future salary increase	
Europe	0,5% - 3,46%
Americas	2% - 2%
Asia-Océania	1% - 4%
Healthcare cost increase rate	
Europe	4,55% - 10%
Americas	0% - 0%
Asia-Océania	0,8% - 2,3%
Average and remaining lifetime of employees (in years)	
Europe	2,6 - 21,6
Americas	9,6 - 21,5
Asia-Océania	5,2 - 19,7

1.The range in discount rate is due to various post-employment benefit plans durations and to different levels of interest rates used in the same geographical area like Europe and Asia.

2. The range of expected return on plan assets rate is due to actual plan assets allocation.

3. Average and remaining lifetime of employees is calculated taking into account based on turnover assumptions

B5. sensitivities analysis of post-employment defined benefit obligations compared to main assumptions ranges

measured element percentage	Pension plans	Post-employment healthcare plans	Other plans
Variation from +1% to -1% in discount rate			
Impact on Defined Benefit Obligations at 31 décember	11% / -11%	15% / -15%	3% / -3%
Impact on Plan Assets at 31 décember			
Impact on total Expenses	- 6% / 6%	-8% / 4%	-37% / 41%
Variation from +1% to -1% in Expected return on plan assets			
Impact on Defined Benefit Obligations at 31 décember			
Impact on Plan Assets at 31 décember	1% / -1%	1% / -1%	1% / -1%
Impact on total Expenses	- 11% / 11%	- 0% / 0%	- 0% / 3%
Variation from +1% to -1% in Future salary increases			
Impact on Defined Benefit Obligations at 31 décember	- 6% / 6%	- 0% / 0%	- 2% / 2%
Impact on Plan Assets at 31 décember			
Impact on total Expenses	14% / - 13%	- 0% / 0%	39% / - 34%
Variation from +1% to -1% in Healthcare cost increase rate			
Impact on Defined Benefit Obligations at 31 décember		- 13% / 13%	
Impact on Plan Assets at 31 décember			
Impact on total Expenses		16% / -17%	

NOTE 5
SHARE BASED PAYMENT

(in EUR million at December 31)

1. Expenses recorded in the income statement

In EUR million	2004		
	Cash settled plans	Equity settled plans	Total plans
Net charge from stock purchase plans		7.3	7.3
Net charge from stock options plans	-7	35.4	-28.4
Other expenses			

2. Stock-option plans - Société Générale

2.1 Main characteristics of the Société Générale stock-options plans

Equity-settled stock-options plans for Group employees for the year-ended December 31, 2004 are briefly described below:

Issuer	Société Générale		
Grant year	2002	2003	2004
Type of plan	stock-option	stock-option	stock-option
Shareholders agreement	05/13/97	04/23/02	04/23/02
Board of Directors decision	01/16/02	04/22/03	01/14/04
Number of stock-options granted	3 543 977	3 891 579	3 788 300
Life time of the options granted	7 years	7 years	7 years
Settlement		Société Générale shares	
Vesting period	01/16/02 - 01/16/05	04/22/03 - 04/22/06	01/14/04 - 01/14/07
Performance conditions	None	None	None
Resignation outside the Group	expired	expired	expired
Redundancy	expired	expired	expired
Retirement	maintain	maintain	maintain
Death		maintain during 6 months	
Share price at grant date (in Euro)	62.5	52	70.1
Grant price (in euros) (20 previous market price average)	62.5	52	70
Non granted options	0	0	0
Exercised options	180	0	0
Forfeited options	273 127	80 396	20 000
Outstanding options at 31 December 2004	3 270 670	3 811 183	3 768 300
Number of shares reserved at 31 December 2004	3 270 670	3 811 183	3 768 300
Share price of shares reserved	64.11	52	51.17
Total value of shares reserved (in EUR million)	210	198	193
First authorized date for selling the shares	01/16/06	04/22/07	01/14/08
Delay for selling after vesting period	1 year	1 year	1 year
Fair value (% of the share price at grant date)	27%	26%	21%
Valuation method used to determine the fair value	binomial model	binomial model	binomial model

2.2. Statistics on Société Générale stock-option plans

Main figures for Société Générale stock-option plans for Group employees for the year-ended December 31, 2004

	Options granted in 2002	Options granted in 2003	Options granted in 2004	Weighted average remaining contractual life time	Weighted average fair value at grant date	Weighted average share price at exercise date	Range of exercise prices
Outstanding options at 1/1/2004	3 341 558	3 882 735	0				
Options granted during the year	0	0	3 788 300				
Options forfeited during the year	70 708	71 552	20 000				
Options exercised during the year	180	0	0	61 months		Eur 74.55	Eur 62.5
Options expired during the year	0	0	0				
Outstanding options at 12/31/2004	3 270 670	3 811 183	3 768 300	0	Eur 15.05		
Exercisable options at 12/31/2004	0	1 500	0	0			

Notes

1. The binomial model allows to modelize more precisely the early exercise of stock-options holders and the options performance based on the underlying share prices. This model used assumptions based on holders behavior and performance condition.

2. The main assumptions used to valuate each Société Générale stock-options plans are as follows :

	2002	2003	2004
Risk-free interest rate	4.8%	3.483%	3.78%
Implicit share volatility	28%	34%	25%
Forfeited right rate	0%	0%	0%
Expected dividend (dividend yield)	4%	4,7%	4%
Expected exercise period	5 years	5 years	5 years

The implicit volatility used is the Société Générale Group 5 years implicit volatility on OTC markets .
The dividend yield indicated above is based on an estimated average annual dividend.

3. Other stock-options plan - TCW Company

3.1 Main characteristics of the TCW stock-options plans

Issuer		TCW	
Grant year	2001	2002	2003
Type of plan	Stock option	Stock option	Stock option
Share holders agreement	07/07/01	07/07/01	07/07/01
Board of Directors decision	07/07/01	01/01/02 07/16/02	02/19/03 03/31/03 06/27/03
Number of stock-options granted	1343	1418	1269
Life time of the options granted	10 years	10 years	10 years
Settlement		Société Générale shares	
vesting period	07/07/2001 - 07/07/2003	01/01/2003 - 07/15/2008	02/18/2005 - 06/26/2009
Performance conditions	no	no	no
Dismissal outside the Group	no	no	no
Redundancy	expired	expired	expired
Retirement	expired	expired	expired
Death		partial maintain with accelerated vesting	
Share price at grant date	22 225.01	18 138.39	15 503.9
Discount	3 292.48	2 686.94	2 296.56
Exercise price (in euros)	18 932.53	15 451.45	13207.34
Non granted options			
Exercised options	0	0	0
Expired unexercised options	0	0	224
Outstanding options at 31/12/2004	1343	1418	1045
Number of shares reserved on 31 December 2004			
Share price of shares reserved	0,00	0,00	
Total value of shares reserved (in EUR m)			
First date authorized for selling the shares	08/07/03	02/01/03	03/18/05
Delay for selling after vesting period	none	none	none
Fair value (% of the share price at grant date)	42%	56%	51%
Valuation method used to determine the fair value	black & scholes	black & scholes	black & scholes

3.2 Statistics on TCW stock-options plans

Stock options plans granted to TCW employees during the period have the following characteristics:

	Options granted in 2002	Options granted in 2003	Options granted in 2004	Weighted average remaining contractual life time	Weighted average fair value at grant date	Weighted average share price at exercise date	Range of exercise prices
Outstanding options at 1/1/2004	1 343	1 418	1 045				
Options granted during the period	0	0	0				
Options forfeited during the period	0	0	0				
Options exercised during the period	0	0	0			NA	NA
Options expired during the period	0	0	0				
Outstanding options at 12/31/2004	1 343	1 418	1 045	60 months	6145		
Exercisable options at 12/31/2004	1 254	328	0				

Notes

1. The main assumptions that have been used to valuate these plans are as follows :

Risk free interest rate	4%
Implicit share volatility	39%
Implicit loss options rate	0%
Expected dividend (dividend yield)	0%
Expected exercise period	0%

2.The forecast volatility has been estimated using historical volatility of US listed companies belonging to the same segment and various maturities
The fair value measures company future performances

4. Other share based plans information

4.1 Grants of discounted Société Générale shares

In 2004, Société Générale has granted 5 522 573 shares with a maximum discount of 20% to its employees around the world, as a Group employee stock-holding policy. A Euro 7.3 million charge has been recorded by the Group for this plan after taking into account the qualified 5-year holding period. In accordance with the communiqué of the National Accounting Council dated December 21,2004 , the cost of this qualified 5-year holding period has been valuated using the cost of a strategy being a forward sell of the subscribed shares and a purchase, funded by a loan, on the cash equity market of an equivalent number of Société Générale shares.

4.2 Stock-options plans granted by unlisted companies
Some subsidiaries of the Group have granted stock-options to some of their employees and some directors.
These plans are regarded as cash settled. Therefore, an intrinsic method has been used to valuate them.
The life time of the options granted is generally 6 years and the last option will be exercised in 2008 at the latter.
When the shares are sold, they are generally bought by an other subsidiary of the Group, in accordance with the general equity-control policy of the Société Générale Group.
The total booked liability for these plans is EUR 14.5 million. The related impact on the 2004 income statement is a net income of EUR 7 million, resulting from a difference between the exercise price and the value of the shares to be delivered amounting EUR 14.5 million.

4.3 Boursorama Stock-options plan
This Group has put in place in June 2004 a stock-options plan for some of its employees. The settlement of this plan will take place through Boursorama shares.
1 419 354 options have been granted , with a 10 year life time. The vesting period is 3 years, followed by a qualified 1 year holding.
The total cost of the plan has been estimated to EUR 3.5 million and a related KEUR 582 expense has been recorded for the year 2004. This cost has been calculated using Black & Scholes model .

5. Amendment of existing plans : no plan have been modified during the year 2004.

Paris, March 10th 2005

PRESS RELEASE

2004 FINANCIAL STATEMENTS RESTATED UNDER IFRS[1] (excl. IAS 32, 39 & IFRS 4)

- **Shareholders' equity at 01/01/04: EUR 16.7bn (-0.8% vs. French standards)**
- **Tier One ratio at 01/01/04: 8.43% (-23 bp vs. French standards)**
- **Net income: EUR 3,293m (+5.4% vs. French standards)**

INDICATIONS FOR STANDARDS APPLIED AS OF 2005 (incl. IAS 32, 39 & IFRS 4)

- **Tier One ratio at 01/01/05: estimated at between 7.85% and 7.95%, (an anticipated decrease of between 60 and 70 bp in the 8.54% Tier One ratio at 31/12/04 under French standards)**
- **Group's financial strength unchanged**
- **No material change in earnings outlook**
- **Ability to pay out dividends unaffected**

As part of the Group's communication on the transition to IFRS which began on September 27th 2004, and following on from the publication of full-year 2004 results under French standards on February 10th 2005, Société Générale is presenting its financial statements for 2004 restated under IFRS on March 10th 2005.

1. Key figures for the main changes under IFRS[1] for full-year 2004 (excl. IAS 32, 39 and IFRS 4)

The Group's consolidated financial statements for 2004 under IFRS[1] (excl. IAS 32, 39 and IFRS 4, which will only be applied as of the 2005 financial year) have been approved by the Board of Directors and audited by the Statutory Auditors.

There are three main effects that need to be taken into consideration: the impact on shareholders' equity and the balance sheet, the effect on regulatory capital ratios, and finally the impact on full-year earnings.

CONTACTS

SOCIETE GENERALE
Jérôme FOURRÉ
+33(0)1 42 14 25 00
Hélène AGABRIEL
+33(0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France
Fax +33(0)1 42 14 28 98
www.socgen.com

SOCIÉTÉ GÉNÉRALE
A French corporation with share capital of EUR 542,691,448.75
552 120 222 RCS PARIS

[1] On the basis of the standards adopted by the European Union and the interpretations available at 01/01/2005


GENERALE

Impact on Group shareholders' equity in the opening balance sheet at 01/01/04

Under IFRS, the Group's opening shareholders' equity at 01/01/2004 amounts to EUR 16,743 million, which represents a limited reduction of EUR 134 million (i.e. -0.8%) in relation to French standards.

The Fund for General Banking Risks is written back in full to shareholders' equity under IFRS, representing an increase of EUR 312 million. The number of downward adjustments is limited, and the main reduction derives from the application of IAS 19 on employee benefits (pension and health care schemes, etc.). The impact on opening shareholder's equity at 01/01/2004 is moderate (EUR -265 million) due to the Group's strong presence in France, where pension plans are primarily pay-as-you-go schemes financed by social contributions, and due to the high level of provisioning already booked under French standards for other social benefit schemes. The negative impact is essentially attributable to the extension of the scope of employee benefits to be provisioned (mainly health care) and to differences in the actuarial methods used to calculate commitments under the two different accounting frameworks.

Impact on the Tier One capital adequacy ratio at 01/01/04

The Tier One ratio at 01/01/04 under IFRS (excl. IAS 32,39 and IFRS4) is 8.43%, compared with 8.66% under French standards at 31/12/03 (i.e. -23 bp). This slight decrease in regulatory capital stems from the fact that the Fund for General Banking Risks, which is reincorporated into shareholders' equity under IFRS, was already taken into account in the capital ratio under French regulations.

Impact on Group net income for 2004

Under IFRS (excluding IAS 32, 39 and IFRS 4), Group net income for 2004 (EUR 3,293 million) would have been EUR 168 million higher than under French standards (EUR 3,125 million). This is due to the elimination of goodwill amortisation (EUR +188 million). The only significant and recurrent negative impact relates to IFRS 2 (share-based payments). The impact of the transition to IFRS accounting principles on stock options and share issues reserved for employees amounts to EUR -46 million in 2004.

2. Preliminary indicators for IFRS applied as of 2005 (including IAS 32, 39 and IFRS4)

In parallel with its 2004 IFRS results, the Group is also providing qualitative information and initial estimates (not audited by the Statutory Auditors) for the standards to be applied as of 01/01/2005, IAS 32 and 39 (financial instruments) and IFRS 4 (insurance contracts).

Taking into account the effect of all IFRS applied as of 2004 and 2005, and the conservative first-time application options retained by the Group, the total negative impact on the Tier One ratio should be limited to between 60 and 70 basis points at 01/01/2005 (versus a Tier One ratio of 8.54% under French standards at 31/12/2004).

Overall, the Group confirms that:

- IFRS will have no effect on its strategy or on the development of its business activities.
- The limited impact of IFRS on the opening balance sheet at 01/01/2005 does not alter the financial strength of Société Générale Group.
- Only a very small number of accounting changes will have any significant impact on the Group's financial statements as of 2005, and there are no material changes in its earnings outlook. Most of the consequences take the form of induced volatility and deferrals in the recognition of revenues which have no effect on the economic performance of the Group's activities and products.
- Société Générale Group's ability to pay out dividends is therefore unchanged.

This press release and the 2004 financial statements audited under IFRS can be downloaded at www.ir.socgen.com.

Société Générale Group

Société Générale is one of the largest financial services groups in the euro zone. The Group employs 92,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 16 million retail customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro zone in terms of assets under custody (EUR 1,115 billion) and under management (EUR 315 billion, December 2004).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four main socially-responsible investment indices. www.socgen.com


10/03/2005

SOCIETE GENERALE

TRANSITION TO IFRS: FULL-YEAR 2004 RESULTS


GENERALE
GROUP



Disclaimer

The following presentation contains a number of forecasts and comments relating to Société Générale's targets and strategies.

These forecasts are based on a series of assumptions, both general and specific. As a result, there is a risk that these projections will not be met. Readers are therefore advised not to rely on these figures more than is justified as the Group's future results are liable to be affected by a number of factors and may therefore differ from current estimates.

Readers should take into account elements of uncertainty and risk when basing their investment decisions on information provided in this presentation.



Contents

1. **Foreword**
2. Key figures under IFRS applied as of 2004 (excluding IAS 32 & 39 and IFRS 4)
3. Preliminary indicators for IFRS applied as of 2005 (IAS 32 & 39 and IFRS 4)
4. Summary

Supplements

1.1 Transition to IFRS: key stages in the Group's communication policy


2004
2005
September 27th
SG Investor Day
February 10th
2004 results under French standards
March 10th
2004 opening balance sheet + 2004 results under IFRS*
May 25th
2005 opening balance sheet + Q1 05 results under IFRS

* IFRS (excluding IAS 32 & 39 and IFRS 4)



1.2. Foreword

Full-year 2004 financial statements under IFRS (excluding IAS 32 & 39 and IFRS 4)

- The Group's 2004 consolidated financial statements under IFRS (excl. IAS 32 & 39 and IFRS 4) were audited by the Statutory Auditors. They are based on existing standards as adopted by the EC and interpretations at January 1st 2005.
- Detailed consolidated annual statements for the Group and the core businesses are provided in the supplements.

IFRS applied as of 2005 (IAS 32 & 39 and IFRS 4)

- The accounting options adopted by Société Générale Group for IAS 32 & 39 (financial instruments) and IFRS 4 (insurance contracts) have been validated by the Statutory Auditors.
- The estimates given in this presentation are intended to illustrate the approximate changes that should arise from the application of IAS 32 & 39 and IFRS 4 (in their current form and interpretation). They have not been audited by the Statutory Auditors.



Contents

1. Foreword
2. **Key figures under IFRS applied as of 2004 (excluding IAS 32 & 39 and IFRS 4)**
3. Preliminary indicators for IFRS applied as of 2005 (IAS 32 & 39 and IFRS 4)
4. Summary

Supplements



Contents

2. Key figures under IFRS applied as of 2004 (excluding IAS 32 & 39 and IFRS 4)
   - 2.1. Limited impact on Group shareholders' equity at 1/1/04
   - 2.2. Positive impact on full-year 2004 results
   - 2.3. Business combinations & goodwill (IFRS 3 and IAS 36)
   - 2.4. Share-based payments (IFRS 2)
   - 2.5. Employee benefits (IAS 19)
   - 2.6. Property, plant & equipment (IAS 16, 36 and 40)
   - 2.7. Consolidation scope (IAS 27, 28 and SIC* 12)
   - 2.8. Fee recognition (IAS 18)
   - 2.9. Other standards applied as of 2004

2.1. Limited impact on Group shareholders' equity at 1/1/04

In EUR m (impact net of tax)


16,877
Shareholders' equity at 1/1/04
French standards
IAS 19
Employee benefits
IAS 16,36,40
Property, plant & equipment
IAS 12
Deferred income tax on capitalisation reserves
IAS 18
Fee recognition
IAS 30
Fund for general banking risks (FGBR)(1)
IAS 37
Provisions for risks and charges
-3
Other
16,743
Shareholders' equity at 1/1/04
IFRS
Total impact: EUR -134m

Tier One ratio at 1/1/04: 8.43% (8.66% at 31/12/03 under French standards, i.e. -23 bp)

(1) Permanently reincorporated into reserves (no impact on regulatory capital ratios)

2.2. Positive impact on full-year 2004 results


Recurrent
Non-recurrent
In EUR m (impact net of tax)
-11
-7
-5
-3
-10
Total impact: EUR +168m
3,125
2004 net income(1)
French standards
IFRS 3
Goodwill
IFRS 2
Share-based payments
IAS 37
Provisions for risks & charges
IAS 16,36,40
Property, plant & equipment
IAS 18
Fee recognition
IAS 19
Employee benefits
IFRS 1
Currency translation differences
IAS 30
FGBR(2)
Other
3,293
2004 net income(1)
IFRS

(1) Net income attributable to equity holders of Société Générale
(2) Adjustment of write-back from the fund for general banking risks in 2004

2.3. Business combinations & goodwill (IFRS 3 and IAS 36)

Consequences of the standard

- At the acquisition: assets and liabilities of the acquiree are initially recognised at fair value in the accounts of the acquirer; goodwill is calculated as the difference between net fair value and the price paid
- Goodwill:
  - Elimination of goodwill amortisation, including for acquisitions that predate the application of the standard
  - Introduction of an impairment test, carried out on each Cash-Generating Unit
  - Any impairment in value is recognised in P&L and cannot be reversed

Implications for Société Générale

- FTA option (IFRS 1):
  - No restatement of business combinations prior to January 1st 2004
  - No change in amount of goodwill in opening shareholders' equity at January 1st 2004

Financial impact

- Elimination of goodwill amortisation (charge of EUR 188m in 2004 P&L under French standards)
- No major impairment risk for the foreseeable future

Shareholders' equity at 1/1/04:
No impact

2004 net income:
EUR +188m

2.4. Share-based payments (IFRS 2)

Consequences of the standard

- An expense is recognised in P&L for compensation paid to employees in the form of shares or rights to shares in return for services rendered
- Share issues reserved for employees:
  - Expense is based on the value of the discount granted to employees and the qualified holding period
  - Expense is recognised in the year when the shares are issued (ownership rights acquired immediately)
- Equity-settled stock-option plans:
  - All stock-option plans attributed after November 7th 2002 are taken into account
  - The fair value of the equity settlements is calculated using option pricing models and takes into account the non-marketable nature of the options
  - The expense arising from a given plan is amortised on a straight-line basis over the vesting period. No impact on shareholders' equity.

Implications for Société Générale

Concerns two main compensation tools:

- Société Générale share issues reserved for employees
  - 2004: 5.2 million shares issued and sold to employees at a maximum discount of 20% in relation to reference price
  - Valuation of the expense: cost of the qualified 5-year holding period for subscribed shares is taken into account, in line with the National Accounting Council's communiqué
- Société Générale stock-option plans
  - Annual stock-option plans represent less than 1% of issued capital stock (2004 plan: 3.8 million options)
  - Vesting period: 3 years

2.4. Share-based payments (IFRS 2) (cont.)

Financial impact

For 2004:

- Société Générale share issues reserved for employees
  - No impact on 2004 opening balance sheet
  - Limited impact on 2004 P&L due to market conditions: EUR -7m
- Société Générale stock-option plans
  - No impact on 2004 opening balance sheet
  - Moderate impact on 2004 P&L: EUR -33m for 2003 and 2004 plans
- Other stock-option plans granted by subsidiaries
  - No significant impact on 2004 opening balance sheet
  - Limited impact on 2004 P&L: EUR -6m

As of 2005:

- All things being equal, annual expense should be higher, notably due to amortisation of 3 Société Générale stock-option plans instead of 2 in 2004

Shareholders' equity at 1/1/04:	2004 net income:
No significant impact	EUR -46m

2.5. Employee benefits (IAS 19)

Current situation

- Post-employment benefits in France are mainly defined contribution plans, notably pay-as-you-go schemes
- Limited obligations in countries which traditionally offer defined benefit plans (notably Anglo-Saxon countries)

Consequences of the standard

- Identification and valuation of commitments to employees, taking into account constructive obligations (e.g. medical care, pension funds, etc.)
- Compulsory booking of provisions, calculated using the actuarial method specified in the standard
- Fair value of plan assets used to determine net amount of the provision for these commitments

2.5. Employee benefits (IAS 19) (cont.)

Implications for Société Générale

- Provisions in the consolidated balance sheet under French standards at December 31st 2003 cover most commitments (net of existing plan assets) relating to pensions, early retirement and long service awards
- Limited additional provisions due to extension of scope of benefits (mainly health insurance) and harmonisation of actuarial methods used to calculate value of obligations
- IFRS options retained:
  - FTA option (IFRS 1): actuarial gains and losses not previously recognised will be booked up front to shareholders' equity
  - Option for IAS 19: future actuarial gains and losses will be spread out over time

Financial impact

Shareholders' equity at 1/1/04:
EUR -265m

2004 net income:
EUR -3m



2.6. Property, plant & equipment (IAS 16, 36 and 40)

Consequences of the standard

- Two possible valuation methods:
  - Systematic revaluation of assets at fair value

  or

  - Recognition of assets at amortised cost (depreciation charge calculated on a component basis)
  - Booking of an additional impairment loss in P&L if the recoverable amount of the asset is less than its carrying amount
- FTA option (IFRS 1):
  - Revaluation of individual assets at market value at January 1st 2004
  - Or recognition of assets at amortised cost

Implications for Société Générale

- No revaluation of assets in opening balance sheet; assets carried at amortised cost
- Property: determination of the value and useful life of each component on the basis of an external assessment
  - Components of property: land, major structures and infrastructure, equipment and technical installations, fixtures and fittings



2.6. Property, plant & equipment (IAS 16, 36 and 40) (cont.)

Financial impact

- Net book value of Group's operating premises at December 31st 2003: EUR 2.1bn
- Impact of restatement of depreciation charges on 2004 opening shareholders' equity: EUR +2m under tangible assets
- Effect of deferred tax liabilities on historical differences in valuation of property
  - Gross book value of buildings revalued in 1991/1992 under French standards has been maintained in 2004 opening balance sheet. Consequently, revaluation differences previously booked to shareholders' equity under French standards are reclassified as reserves in the 2004 opening balance sheet and cannot be reversed.
  - Recognition of a corresponding deferred tax liability of EUR 105m in opening balance sheet (not recognised under French standards)

Shareholders' equity at 1/1/04:
EUR -103m

2004 net income:
EUR -7m

2.7. Consolidation scope (IAS 27, 28 and SIC* 12)

Consequences of the standard

- Companies are obliged to consolidate entities acquired or created for sale in the short-term (IAS 27 & 28)
- Investments of insurance companies: consolidation of majority-held mutual funds (the exemption under French regulations no longer applies) (IAS 27)
- Substance takes priority over form in determining whether special purpose entities should be consolidated (SIC 12)

Implications for Société Générale

- IAS 27 & 28:
  - Consolidation of 4 private equity structures ⇨ non-material impact on balance sheet
  - Consolidation of 36 investment funds with total assets and liabilities of EUR 103m
- SIC 12: Structure of securitisation conduits already adapted (subscription by third party investors of first-loss securities issued by the conduits) ⇨ No change in consolidation scope

Financial impact

Shareholders' equity at 1/1/04:	2004 net income:
EUR -10m	EUR -1m

* SIC = Standing Interpretations Committee

2.8. Fee recognition (IAS 18)

Consequences of the standard

- Treatment of fees & commissions depends on type of service for which they are charged
  - Ongoing services ⇨ Income/expenses spread over the duration of the service
  - One-off services ⇨ Income/expenses booked up front when the service is rendered

Implications for Société Générale

- Adjustments mainly restricted to fees for bank cards in Retail Banking, which are now spread over time
- Treatment of structuring and syndication fees under French standards in Corporate & Investment Banking is already compliant with IFRS

Financial impact

Shareholders' equity at 1/1/04:	2004 net income:
EUR -37m	**EUR -5m**

2.9. Other standards applied as of 2004

- **Provisions for risks and charges (IAS 37)**
  - Discounting mechanism
    - Impact on opening shareholders' equity at January 1st 2004: EUR +35m
    - Impact on 2004 net income: EUR -11m
- **Currency translation differences from consolidation of foreign entities - FTA option (IFRS 1)**
  - Translation differences arising from the translation of the financial statements of foreign entities are reclassified as reserves in the 2004 opening balance sheet and cannot be reversed
    - No impact on 2004 opening shareholders' equity
    - Adjustment of 2004 P&L under French standards to remove currency translation differences booked as losses following the disposal of 2 foreign subsidiaries: positive impact on income of EUR 90m
  - Only translation differences generated after January 1st 2004 will be booked to P&L as gains and losses when the foreign entities in question are sold
- **Deferred tax liabilities on capitalisation reserves (IAS 12)**
  - Capitalisation reserves for life insurance contracts are maintained in shareholders' equity. In parallel, recognition of deferred tax liability of EUR 73m in opening balance sheet (not recognised under French standards).

Shareholders' equity at 1/1/04:	2004 net income:
EUR -38m	**EUR +79m**



Contents

1. Foreword

2. Key figures under IFRS applied as of 2004 (excluding IAS 32 & 39 and IFRS 4)

3. **Preliminary indicators for IFRS applied as of 2005 (IAS 32 & 39 and IFRS 4)**

4. Summary

Supplements



Contents

3. Preliminary indicators for IFRS applied as of 2005 (IAS 32 & 39 and IFRS 4)

- 3.1. Provisions for credit risk
- 3.2. Securities portfolios
- 3.3. Hedging derivatives
- 3.4. Provisions for PEL/CEL mortgage savings schemes
- 3.5. Day-one P&L
- 3.6. Other issues: treasury shares, netting of financial assets and liabilities

(3.1–3.6: IAS 32 & 39)

- 3.7. IFRS 4 – Insurance contracts

3.1. Provisions for credit risk


Under FR standards
Under IFRS
Outstanding doubtful loans
Specific provisions
At-risk loans
General provisions
(sector, country)
Individual provisions
Statistical
Portfolio-based
Collective provisions
Outstanding impaired loans

3.1. Provisions for credit risk (cont.)

Consequences of the standard

- All expected recoverable amounts are discounted at the effective interest rate of the loan (EIR)

Implications for Société Générale

- Restatement of nearly all country and sector-based provisions (EUR 1.0bn) as portfolio-based provisions, documented according to specifications of the standard
  - ⇨ No major change in level of provisioning

Financial impact

- Impact on 2005 opening shareholders' equity limited to technical effects of discounting
- No impact on net income over a provisioning cycle (around 5 years)

Estimated impact on Tier One at 1/1/05:
≃ -10 bp

3.2. Securities portfolios: general principles


Under FR standards
Under IFRS
Mark-to-market in P&L
Trading securities
Financial assets held for trading (HFT)
Mark-to-market in P&L
Amortised cost + LOCOM*
Short-term investment securities
Available-for-sale financial assets (AFS)
Mark-to-market under shareholders' equity**
Provision for long-term depreciation in P&L
Cost of acquisition + LOCOM*
Long-term equity investments
Amortised cost + provision for credit risk
Long-term investment securities
Held-to-maturity assets (HTM)
Amortised cost
Tainting rule
Provision for credit risk

* LOCOM = lower of cost or market

** Other Comprehensive Income



3.3. Hedging derivatives: general principles

Under FR standards

Hedging derivative and hedged instrument Accrual of interest or historical value — Micro-hedging

Hedging derivatives and hedged portfolios Accrual of interest or historical value — Macro-hedging

Under IFRS

Cash flow hedge:
- Hedging derivative: at in shareholders' equity (effective part)*
- Hedged instrument: amortised cost

Fair value Hedge:
- Hedging derivative and hedged instrument at in P&L

Portfolio hedge (Macro fair value hedge):
- Hedging derivative at in P&L
- Overall revaluation of hedged assets/liabilities at in P&L

* Other Comprehensive Income

3.3. Hedging derivatives: Credit Default Swaps

- **Under the standard, it is not possible to use CDS as hedging instruments: classified as trading derivatives and valued at mark-to-market**
  - ⇨ Accounting mismatch between hedging instruments (mark-to-market) and hedged instruments (amortised cost)
- **Nominal value of hedging CDS at December 31st 2004: EUR 6.4bn**
- **Overall sensitivity to credit spreads:**
  - Impact on NBI: EUR +20m for a +10 bp variation in spread

3.3. Hedging derivatives: ALM

- **Principles of ALM**
  - Retail banking activities carry a major portion of fixed rate assets and liabilities
  - ALM is used to hedge interest margins against interest rate fluctuations

- **Net residual interest rate risk (assets and liabilities) is hedged using simple derivative contracts (swaps and caps); no speculative transactions in ALM**

- **Activities concerned**
  - Retail Banking in France and in the Czech Republic, Specialised Finance

- **Implications for Société Générale**
  - Use of carve-out version of IAS 39
    - ⇨ Revaluation of hedging derivatives is neutralised by revaluation of macro-hedged asset/liability portfolios
    - ⇨ No artificial volatility in shareholders' equity linked to revaluation of these instruments
  - Under the carve-out version, mark-to-market value of hedging derivatives (EUR +0.5bn at December 31st 2004) has no impact on shareholders' equity

3.4. Provisions for PEL/CEL mortgage savings accounts

Mortgage savings accounts: specific to the French market

- Savings account capped at EUR 61,000 per individual, that earns a pre-fixed, regulated rate of interest over the duration of the contract – savers are awarded a bonus by the Government
- Enables savers to take out a housing loan at the rate of interest set when the savings account is opened

Consequences of the standard

- Mortgage savings deposits are carried at historical cost.
- Savings accounts with the same terms and conditions are grouped and provisioned collectively – no offsetting between groups

Financial impact

- Impact on 2005 opening shareholders' equity: reduction of some 10 bp in Tier One
- Impact on future earnings
  - Provision is adjusted (written back or charged to NBI) according to changes in market interest rates
  - Sensitivity of the amount of the provision: around EUR +/-15m for a -/+10 bp change in 5-year rates

Estimated impact on Tier One at 1/1/05:
≃ -10 bp

3.5. Day-one P&L

Consequences of the standard

- Under IAS 39, profit margins generated at the origination of a financial instrument can only be booked up front if the market parameters used in the valuation models are deemed to be directly "observable" in the market ⇨ if not, profit can be spread over time
- The change in the accounting framework does not modify the intrinsic profitability of the products over their life nor the risk management policy
- The issue of how to recognise profit margins over the life of the product concerns the entire international banking industry:
  - IAS 39 in Europe
  - EITF* 02-03 in the US

* EITF = Emerging Issues Task Force

3.5. Day-one P&L (cont.)

Implications for Société Générale

- FTA option: transactions initiated after October 25th 2002 and outstanding at December 31st 2004 are restated as if they had been recognised under IFRS since origination
- Société Générale products concerned: certain structured equity products and exotic interest rate, credit and commodity derivatives
- Impact on shareholders' equity is reversed through future revenues, which will consequently be less geared to annual production and hence more recurrent

Financial impact

- Impact on 2005 opening shareholders' equity: reduction in Tier One of around 25 bp
- All other things being equal* and at constant production, reduction of around 4% in Corporate & Investment Banking NBI in 2005; this effect will gradually disappear

Estimate impact on Tier One at 1/1/05:

≃ -25 bp

* The observability of market parameters, which determines the recognition of commercial margins, may change according to the development and maturity of the markets in question

3.6. Other issues regarding IAS 32 & 39

Treasury shares (IAS 32 and SIC* 16)

- All treasury shares held by the Group (including treasury shares held for trading purposes) must be deducted from shareholders' equity
  - Limited impact on 2005 opening shareholders' equity
- All earnings arising from transactions on treasury shares (including those held for trading) must be neutralised
  - Limited impact anticipated on future earnings

Netting of financial assets and liabilities (IAS 32)

- More stringent criteria for the netting of trading derivatives
  - Increase in size of balance sheet: EUR +80bn at January 1st 2005 (i.e. +13% compared with December 31st 2004)

* SIC = Standing Interpretations Committee

3.7. Insurance contracts (IFRS 4)

Consequences of the standard

- Revaluation of financial assets at fair value (IAS 39)
- Existing French regulations on the valuation of mathematical reserves are maintained
- Allocations must be made to the Provision for Deferred Profit-Sharing for capital losses or gains recognised on the revaluation of financial assets at fair value

Implications for Société Générale

- Unit-linked and provident contracts: no change compared with French standards
- Euro-denominated contracts:
  - Provision for deferred profit-sharing offsets fluctuations in the valuation of investment assets under IAS 32 & 39
  - Liability adequacy test: no additional technical reserves required



Contents

1. Foreword
2. Key figures under IFRS applied as of 2004 (excluding IAS 32 & 39 and IFRS 4)
3. Preliminary indicators for IFRS applied as of 2005 (IAS 32 & 39 and IFRS 4)
4. **Summary**

Supplements

4. Summary

- **Limited impact of IFRS applied as of 2004: 2004 net income before goodwill amortisation is stable; reduction in Tier One at January 1st 2004 of 23 bp**

- **Opening balance sheet at January 1st 2005 based on all IFRS standards applied as of 2004 and 2005**
  - Expected impact on regulatory capital requirement: reduction of between 60 and 70 bp in Tier One ratio

- **Few major changes to Group's future earnings. The standards do not have a significant impact on the Group's earnings outlook.**

- **In conclusion, the application of IFRS:**
  - Will not affect the Group's strategy and business development
  - Does not affect its financial strength
  - Does not change its profitability and ability to pay out dividends

- **Next communication: May 25th 2005**
  - Presentation of opening balance sheet for 2005 and Q1 05 results audited under IFRS


10/03/2005

SUPPLEMENTS


GENERALE
GROUP

Full-year 2004 Group income statement: IFRS (excl. IAS 32 & 39 and IFRS 4)

In EUR m

	2004 income under FR standards	Restatements	Reclassifications	2004 income under IFRS
Net banking income	16,416	10	-20	16,406
Operating expenses	-10,967	-95	0	-11,062
Gross operating income	5,449	-85	-20	5,344
Net allocation to provisions	-541	1	-28	-568
Operating income	4,908	-84	-48	4,776
Net income from companies accounted for by the equity method	42	-2	0	40
Net income from other assets	119	76	0	195
Impairment of goodwill	-186	190	0	4
Exceptional items and write-back of FGBR	-20	-28	48	0
Income tax	-1,398	18	0	-1,380
Net income before minority interests	3,465	170	0	3,635
Minority interests	-340	-2	0	-342
Net income	3,125	168	0	3,293

Full-year 2004 income statement by core business

In EUR m

	Retail Banking & Financial Services			Global Investment Management & Services			Corporate & Investment Banking			Corporate Centre			Group		
	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change
Net banking income	**9,675**	9,685	(10)	**2,265**	2,266	(1)	**4,727**	4,697	30	**(261)**	(232)	(29)	**16,406**	16,416	(10)
Operating expenses	**(6,374)**	(6,346)	(28)	**(1,649)**	(1,631)	(18)	**(2,924)**	(2,887)	(37)	**(115)**	(103)	(12)	**(11,062)**	(10,967)	(95)
Gross operating income	3,301	3,339	(38)	616	635	(19)	1,803	1,810	(7)	(376)	(335)	(41)	5,344	5,449	(105)
Net allocation to provisions	**(589)**	(589)	0	**(7)**	(8)	1	**61**	60	1	**(33)**	(4)	(29)	**(568)**	(541)	(27)
Operating income	2,712	2,750	(38)	609	627	(18)	1,864	1,870	(6)	(409)	(339)	(70)	4,776	4,908	(132)
Net income from companies accounted for by the equity method	**5**	5	0	**0**	0	0	**26**	28	(2)	**9**	9	0	**40**	42	(2)
Net income from other assets	**19**	33	(14)	**2**	2	0	**16**	16	0	**158**	68	90	**195**	119	76
Impairment of goodwill	**0**	0	0	**0**	0	0	**0**	0	0	**4**	(186)	190	**4**	(186)	190
Exceptional items and write-back of FGBR	**0**	0	0	**0**	0	0	**0**	0	0	**0**	(20)	20	**0**	(20)	20
Income tax	**(937)**	(955)	18	**(187)**	(193)	6	**(447)**	(449)	2	**191**	199	(8)	**(1,380)**	(1,398)	18
Net income before minority interests	**1,799**	1,833	(34)	**424**	436	(12)	**1,459**	1,465	(6)	**(47)**	(269)	222	**3,635**	3,465	170
Minority interests	**(218)**	(218)	0	**(43)**	(44)	1	**(6)**	(6)	0	**(75)**	(72)	(3)	**(342)**	(340)	(2)
Net income	1,581	1,615	(34)	381	392	(11)	1,453	1,459	(6)	(122)	(341)	219	3,293	3,125	168

Retail Banking & Financial Services

In EUR m

	French Networks			Retail Banking outside France			Financial Services			Total Retail Banking & Financial Services		
	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change
Net banking income	**5,870**	5,865	5	**1,979**	1,979	0	**1,826**	1,841	(15)	**9,675**	9,685	(10)
Operating expenses	**(4,069)**	(4,042)	(27)	**(1,223)**	(1,213)	(10)	**(1,082)**	(1,091)	9	**(6,374)**	(6,346)	(28)
Gross operating income	1,801	1,823	(22)	756	766	(10)	744	750	(6)	3,301	3,339	(38)
Net allocation to provisions	**(292)**	(291)	(1)	**(161)**	(161)	0	**(136)**	(137)	1	**(589)**	(589)	0
Operating income	1,509	1,532	(23)	595	605	(10)	608	613	(5)	2,712	2,750	(38)
Net income from companies accounted for by the equity method	**2**	2	0	**3**	3	0	**0**	0	0	**5**	5	0
Net income from other assets	**5**	18	(13)	**15**	16	(1)	**(1)**	(1)	0	**19**	33	(14)
Impairment of goodwill	**0**	0	0	**0**	0	0	**0**	0	0	**0**	0	0
Exceptional items and write-back of FGBR	**0**	0	0	**0**	0	0	**0**	0	0	**0**	0	0
Income tax	**(529)**	(542)	13	**(190)**	(193)	3	**(218)**	(220)	2	**(937)**	(955)	18
Net income before minority interests	**987**	1,010	(23)	**423**	431	(8)	**389**	392	(3)	**1,799**	1,833	(34)
Minority interests	**(45)**	(45)	0	**(165)**	(166)	1	**(8)**	(7)	(1)	**(218)**	(218)	0
Net income	942	965	(23)	258	265	(7)	381	385	(4)	1,581	1,615	(34)

Global Investment Managment & Services

In EUR m

	Asset Management			Private Banking			GSSI+BOURSORAMA			Total GIMS		
	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change
Net banking income	1,047	1,048	(1)	463	463	0	755	755	0	2,265	2,266	(1)
Operating expenses	(653)	(639)	(14)	(334)	(332)	(2)	(662)	(660)	(2)	(1,649)	(1,631)	(18)
Gross operating income	394	409	(15)	129	131	(2)	93	95	(2)	616	635	(19)
Net allocation to provisions	0	0	0	(7)	(8)	1	0	0	0	(7)	(8)	1
Operating income	394	409	(15)	122	123	(1)	93	95	(2)	609	627	(18)
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	0
Net income from other assets	(2)	(2)	0	(1)	(1)	0	5	5	0	2	2	0
Impairment of goodwill	0	0	0	0	0	0	0	0	0	0	0	0
Exceptional items and write-back of FGBR	0	0	0	0	0	0	0	0	0	0	0	0
Income tax	(133)	(138)	5	(23)	(23)	0	(31)	(32)	1	(187)	(193)	6
Net income before minority interests	259	269	(10)	98	99	(1)	67	68	(1)	424	436	(12)
Minority interests	(32)	(35)	3	(8)	(7)	(1)	(3)	(2)	(1)	(43)	(44)	1
Net income	227	234	(7)	90	92	(2)	64	66	(2)	381	392	(11)

Corporate & Investment Banking

In EUR m

	Corporate Banking			Investment Banking			Total CIB		
	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change	2004 IFRS	2004 FR	Change
Net banking income	2,698	2,698	0	2,029	1,999	30	4,727	4,697	30
Operating expenses	(1,569)	(1,571)	2	(1,355)	(1,316)	(39)	(2,924)	(2,887)	(37)
Gross operating income	1,129	1,127	2	674	683	(9)	1,803	1,810	(7)
Net allocation to provisions	106	106	0	(45)	(46)	1	61	60	1
Operating income	1,235	1,233	2	629	637	(8)	1,864	1,870	(6)
Net income from companies accounted for by the equity method	27	27	0	(1)	1	(2)	26	28	(2)
Net income from other assets	18	18	0	(2)	(2)	0	16	16	0
Impairment of goodwill	0	0	0	0	0	0	0	0	0
Exceptional items and write-back of FGBR	0	0	0	0	0	0	0	0	0
Income tax	(297)	(296)	(1)	(150)	(153)	3	(447)	(449)	2
Net income before minority interests	983	982	1	476	483	(7)	1,459	1,465	(6)
Minority interests	(6)	(6)	0	0	0	0	(6)	(6)	0
Net income	977	976	1	476	483	(7)	1,453	1,459	(6)



Comparison of calculation methods

Assumptions: loan of 100 at 10%
Doubtful at N and recovery of 40 at end of N+2

		FR	IAS	Divergence
Net present value: 33 Discounting of the recoverable value increases the initial cost of risk	**P&L N**			
	Cost of risk	-60	-67	-7
	Pre-tax profit	-60	-67	-7
Net present value: 36 Booking as net interest income of the increase in NPV compared to previous year	**P&L N+1**			
	Net interest income	-	3	3
	Cost of risk	-	-	-
	Pre-tax profit	-	3	3
Recovery: 40	**P&L N+2**			
	Net interest income	-	4	4
	Cost of risk	0	0	-
	Pre-tax profit	-	4	4
Identical P&L contribution with both standards	**Total P&L**			
	Net interest income	-	7	7
	Cost of risk	-60	-67	-7
	Pre-tax profit	-60	-60	0


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